TECHNICAL REPORT

LONGNOSE AND TITAC IRON-TITANIUM
EXPLORATION PROJECT, MINNESOTA, USA

EXPLORATION RESULTS 2010

Effective Date
January 27, 2011

Prepared for:
Cardero Resource Corporation
Suite 1920 – 1188 West Georgia Street
Vancouver, BC, V6E 4A2
Tel: +1 604 408 7488
Fax: +1 604 408 7499
www.cardero.com

Authors:
EurGeol Keith Henderson PGeo
Stephen (Jayson) Ripke QP, MMSA

Table Contents

List of Tables

List of Figures

v

1 Summary

The Longnose and Titac properties are both located in northeastern Minnesota, roughly 25.5 miles (41 km) apart.

The Longnose property is located in St. Louis County, Township 59N, Range 13W, Section 30; and the Titac property is located in St. Louis County, Township 55N, Range 14W, Section 34, and Township 54N, Range 14W, Section 3. The Longnose property is centered at: (Coordinate system: Universal Trans Mercator, Zone 15 North, North American 1983 Datum) 572200 metres East, 5268300 metres North.

The Titac property is approximately centered at: (Coordinate system: Universal Trans Mercator, Zone 15 North, North American 1983 Datum) 568000 metres East, 5228000 metres North.

The Company holds an option to acquire up to an 85% interest in the Longnose property by incurring USD 1,850,000 in expenditures (to acquire 70%) and delivering a feasibility study (to acquire an additional 15%). Upon the Company earning its 70% or 85% interest, the optionee of the Longnose property has the option to maintain its 30% or 15% interest and enter into a joint venture with the Company, or to convert its working interest to either a 10% or 5% net profits interest. Advance royalties and production royalties are payable to the underlying lessors of the properties.

The Company holds a 100% leasehold interest in the Titac property under a mining lease dated July 1, 2009. The lease is for an initial term of 20 years, subject to extension for up to 20 additional years, and requires annual rental payments until commercial production and thereafter production royalty payments (minimum $200,000/year).

The Company has all required licenses, permits and registrations in place to carry out exploration and resource definition drilling. Additional permits will be required in the future to advance to the next stage.

The Longnose and Titac properties contain known areas of mineralization, which are being explored further in order to enable a resource estimation to be prepared.

Topographic relief on both properties is generally low, and the surface is flat-laying. Elevations on both properties range between 465 and 490 metres above mean sea level. The ground cover at both properties is a mixture of Palustrine, forested wetlands (Cowardin classification system), and higher dry forested ground. Overburden, consisting of glacial till, is present and the depth to bedrock is approximately 3 to 30 metres from surface.

Accessibility of both projects is excellent, with the Titac property located along a paved county highway, and the Longnose property located off of a paved county highway via a well maintained gravel road.

The climate in northeastern Minnesota is mid-continental. Winter conditions usually begin in mid-December and last until mid-March, with frozen ground beginning in late-December to early-January. The spring thaw usually begins in mid-March to late-April, with stable, dry spring-summer-fall conditions occurring from late-April to mid-December.

The population of Aurora, Minnesota (the nearest major population centre) is approximately 1,850, and the nearby city of Hoyt Lakes (5 miles east of Aurora), Minnesota has a population of approximately 2,000 people.

The infrastructure in northeastern Minnesota related to mining activities is excellent, with low cost electricity, railroads, paved state and county highways, international shipping ports, mining professionals, mining vendors, and trained labor all readily available. International shipping ports are located along the north shore of Lake Superior, including Duluth/Superior, Silver Bay, Taconite Harbor, and Two Harbors, with linked rail systems to all.

Eighteen diamond drill core holes have been drilled at the Longnose property, including six holes drilled by the Company in 2010. Two bulk samples for metallurgical testing and TiO2 recovery have been collected from the Longnose property by prior operators. The first bulk sample measured 32+ tons of material and the second bulk sample measured 60 tons. The University of Minnesota, Natural Resources Research Institute, Coleraine Minerals Research Laboratory houses what remains of both bulk samples.

BHP Minerals International Inc. (BHP) held the Longnose property for some time in the 1990’s. Most of the work completed by BHP centered on metallurgy, and TiO2 recovery. Their first investigation involved a smelting and sulfation-leaching process developed by the US Bureau of Mines. Their second investigation involved an oxidation-reduction roast followed by chemical leaching, using a process called “Murso”. A pre-NI 43-101 (non-NI 43-101 compliant) historical resource calculation was completed at Longnose by BHP. A BHP report dated November 11, 1992 estimates “probable reserves” of 27.57 MT (30.36 million short tons) grading 21.3% TiO2.

However, the authors caution that both the BHP report and the included resource estimate were prepared before the introduction of NI 43-101, and are therefore historical in nature and the Company is not treating such resources as a current resource under NI 43-101. Investors are further cautioned that a qualified person has not yet completed sufficient work to be able to verify the historical resources, and therefore they should not be relied upon.

Exploration of the Titac property, historically known as Section 34, has been limited, though several exploratory bore holes and geophysical surveys have been completed. Six holes were drilled historically and the Company completed 30 holes in 2010. A ground magnetic survey conducted in the mid 1960’s.

The Longnose and Titac Properties are located within the Superior Province of the Canadian Shield, and are underlain by intrusive rocks generated during the formation of the Midcontinent Rift. Mineralization is hosted by Oxide-bearing Ultramafic Intrusions (OUI’s) that intruded into layered series intrusions of the Duluth Complex. OUIs are dominantly composed of coarse-grained to pegmatitic pyroxenite, peridotite, and dunite that contains roughly 15-40% titanium-iron oxide mineralization. Typically, zones of massive and semi-massive oxide are also present throughout the stratigraphy. Locally, some OUI’s also contain abundant copper-nickel sulfide mineralization as well (but this style of mineralization has not been intersected within the Company’s properties). Most OUI’s occur along the western margin of the southern portion of the Duluth Complex, and display numerous shapes (sheet-, funnel-, dike- and pipe-like geometries), and inclinations (flat-lying, moderately-dipping, and sub-vertical).

The Longnose and Titac OUls contain disseminated, semi-massive, and massive titanium-iron oxide mineralization. The Longnose property hosts a single intrusion which is at least 150 metres thick, dipping shallowly to the southeast. The Titac property contains at least two mineralized OUI’s (Titac North & Titac South). Titac North is at least 450 metres thick (open at depth) and has a vertical pipe-like geometry. Titac South is at least 490 metres thick, and also has a pipe-like geometry.

Mineralization at Longnose dominantly consists of disseminated to net-textured, medium to coarse-grained, magnetite and ilmenite, with some fraction of titaniferous magnetite. Olivine-rich ultramafic rocks (peridotite, feldspathic peridotite & dunite) host the majority of the titanium-iron oxide mineralization found in the Longnose OUI, and will often be net-textured with oxide minerals interstitial to silicates. Visual modal mineral calculations generally estimate that titanium-iron oxide minerals compose 15-35% of the peridotitic and dunitic rocks at Longnose. Numerous massive and semi-massive titanium-iron oxide horizons or zones (45-100% titanium-iron oxide) have been intersected in drill core. These massive and semi-massive oxides seem to be dominantly hosted by peridotite and dunite, though they have been intersected within zones of pyroxenite as well. It is clear that the main mineralized intrusion at Longnose is a thick, laterally and vertically continuous intrusion dominantly composed of a mixture of oxide-bearing peridotite, oxide-bearing dunite, massive oxide, and semi-massive oxide with between 15% and 100% titanium-iron oxide mineralization.

Titaniferous-iron oxide mineralization at the Titac property shares many similar characteristics of mineralization at the Longnose property. When mineralization is hosted by olivine-rich ultramafic rocks it is typically medium to coarse-grained, disseminated to net-textured, and interstitial to silicate minerals. The largest difference occurs with mineralization hosted by pyroxenite, in which the oxide mineralization typically occurs as medium to coarse-grained clumps or clots up to roughly 5 cm in size (typically 2-4 cm) at Titac.

The Titac intrusion also contains abundant copper-sulfide mineralization. Up to five modal percent (typically 1-2%) copper-sulfide mineralization has been observed, dominantly consisting of chalcopyrite and bornite. Two distinct types of chalcopyrite seem to be present including a bright, golden, metallic colored chalcopyrite and a second duller, brownish-bronze colored chalcopyrite. Bornite exhibits a deep blue-purple metallic color. Copper sulfides typically occur as medium to coarse-grained disseminations interstitial to silicates and oxides, but also occur as pegmatitic clots up to roughly 5 cm in size (typically 2-3 cm). Very fine-grained disseminations of pyrrhotite can occur near the contacts of the OUI and the country rock (in both OUI rocks and country rocks), and rarely fine-grained pyrite will fill micro-fractures (<1 to 2 mm thick) within the OUI.

The Longnose intrusion was partially defined by historical drilling. As a result, the internal stratigraphy and general attitude of the intrusion are relatively simple, and the overall attitude of the intrusion lends itself to shallow, regularly-spaced drilling. Drilling at the Titac property is much more complex because of the attitude, orientation, and stratigraphy of the Titac intrusions. Both Titac North and Titac South appear to be sub-vertical, pipe-like intrusions, with sub-vertical lithological zonation. Here it is more appropriate to drill multiple holes from a single drilling platform in a fan-like pattern. This drilling method was successful in defining the boundaries of the intrusion during drilling of the Titac South intrusion, and is recommended for any additional drilling on the remaining intrusions at Titac.

Both properties are at an advanced exploration stage.

During 2010, a total of 948.6 metres were completed at Longnose for six drillholes. At Titac North and South, a total of 10,557.9 metres were completed for thirty drillholes. All assay results from the 2010 drilling campaign have been received and are included in this report as comprehensive tables.

A second drilling campaign is slated to begin in February 2011.

Both the Longnose and Titac OUI’s are geologically interpreted to be late-stage intrusions that cut early Duluth Complex stratigraphy, and are associated with magmatism generated by the 1.1 billion year old Midcontinent Rift system.

The drilling program conducted by the Company in 2010 confirmed strong titanium-iron-oxide mineralization at both the Longnose and Titac properties, and determined that the Titac property contains at least two intrusions with large zones of titanium-iron-oxide mineralization (Titac North and Titac South).

Detailed recommendations regarding drilling programs and other aspects of both properties are as follows:

  Drilling by the Company in 2010 at the Titac South intrusion has defined a large zone of titanium-iron mineralization, and identified an area to the northeast of the intrusion that merits additional drilling. A drilling program consisting of two drill holes is recommended to better define this northeastern area.
  A drilling program consisting of four drill holes at the Longnose property is recommended in order to both confirm historical drilling results, and to test continuity of mineralization within the intrusion.
  Upon completion of drilling these six holes, and obtaining assay data for these six holes, it is recommended that a resource calculation should be completed for Longnose and TiTac South. SRK Consulting have been retained to complete this work as independent consultants. Drilling by the Company in 2010 at the Titac North intrusion helped to confirm the presence of strong titanium-iron oxide mineralization, however definition drilling is not planned for the 2011 drill program. A future drill program, consisting of approximately 50 drill holes, will be sufficient to delineate additional resources at TiTac North.
  A re-interpretation of a historical (1967) ground magnetic data by Quantec Geoscience identified numerous outlying intrusions at Titac. An introductory exploration drilling program consisting of four drill holes is recommended to explore these areas.
  A petrographic study of the oxide and sulfide mineralization found at both properties should be conducted to identify the specific oxide and sulfide minerals present at both properties.
  Initial metallurgical and recovery testing should be conducted. Initial bulk samples should consist of 100 kilogram composites, collected from drill core sample coarse rejects, and represent average mineralization grades.

     •   Selective sample pulps should be assayed for platinum group elements contents.

A budget is presented to complete the recommended work program:

Recommended Item	US$
Longnose in-fill and step-out drilling (4 holes/1100 m @ $163/m*)	$180,000
Titac South in-fill drilling (2 holes/500 m @ $163/m*)	$82,000
Resource calculation & 43-101 Reporting	$60,000
Titac outlying intrusions exploration drilling (4 holes/1200 m @ $163/m*)	$200,000
Acquisition of additional mineral leases/property boundary survey	$40,000
Mineralization study	$15,000
Metallurgical testing	$100,000
Platinum group element assays	$12,000
TOTAL	$689,000
*Drilling cost per metre includes: Site and Trail preparation, drilling, sampling, facility/vehicle lease, and staffing

2 Introduction

This technical report for the Titac and Longnose properties, located in Minnesota, USA, has been prepared for Cardero Resource Corp. (“Cardero” or the “Company”) in support of the disclosure on the TTC and LNG properties required in the Company’s Annual Information Form for the year ended October 31, 2010. Cardero Resource Corp. is a mineral exploration company with corporate headquarters in Vancouver, B.C., Canada, and is listed on the Toronto Stock Exchange and the NYSE-Amex Stock Exchange. The Titac and Longnose property interests are held by Cardero Iron Ore (USA) Inc., a wholly owned indirect subsidiary of Cardero (“CIOUS”), and work on the properties is carried on through Cardero Iron Ore Management (USA) Inc., an indirectly wholly owned subsidiary of Cardero.

This report relies on historical assay data collected from drilling on the properties from the 1950’s to the 1970’s, re-logging of the drill core in the 2000’s, and re-assaying of the coarse rejects and quarter core of historical drill cores in 2009, which has come from a variety of sources, including the Minnesota Department of Natural Resources and other governmental sources, publicly available information, the underlying land owners of the Titac and Longnose properties and personal communications with geologists and other professionals active in the area. In addition, this report incorporates data from drill testing of the two properties commissioned by Cardero in 2010.

Stephen “Jayson” Ripke visited the Longnose and Titac properties in the summer of 2009 to conduct property surveys. Mr. Ripke visited the Longnose and Titac properties in December of 2009 to communicate with and secure sub-contractors to conduct the drill program and all associated work. Mr. Ripke visited the Longnose and Titac properties numerous times throughout the year 2010 to review drilling, drill core logging, sample collection, and data collection procedures regarding the 2010 drill program.

Keith J. Henderson has not visited the Longnose and Titac properties. However, Mr. Henderson has been involved with every aspect of the data review and exploration on both properties.

The Longnose and Titac properties are both located in northeastern Minnesota, roughly 25.5 miles (41 km) apart near Aurora, Minnesota (Fig. 1-1). They represent two of the numerous OUIs hosted by the Duluth Complex, which feature strong titaniferous-iron oxide mineralization. Exploration of both properties is at an advanced stage. At the Longnose property a total of 17 diamond drill holes have been completed: 11 by Northern Illinois Corp. (Nicor) and American Shield Corp., dating back to the mid-1970’s, and six by Cardero in 2010. At the Titac property 36 diamond drill holes have been completed: six by United States Steel Corp. dating to the late 1960’s, and 30 by Cardero in 2010.

3 Reliance On Other Experts

The authors have relied on information provided by the Company regarding the property holdings, lease agreements and the legal status of the title to the Titac and Longnose properties, including preliminary title work carried out by Minnesota counsel to the Company.

4 Property Description and Location

Introduction

The Longnose and Titac properties are both located in northeastern Minnesota, roughly 25.5 miles (41 km) apart near Aurora, Minnesota (Fig. 4-1). The Longnose property is located in St. Louis County, Township 59N, Range 13W, Section 30; and the Titac property is located in St. Louis County, Township 55N, Range 14W, Section 34, and Township 54N, Range 14W, Section 3.

Location of the Longnose and Titac properties

Author: White, C.R.
Date: January 2011
Source: Minnesota Department of Transportation

CANADA
Area of Interest
MEXICO

Longnose Property
Titac Property
Lake Superior
State of Minnesota
Duluth
Minneapolis/ St. Paul
Lake Michigan
Mn/DOT 2011
47mi

Figure 4-1: Location of the Longnose and Titac properties.

The Longnose property is centered at: (Coordinate system: Universal Trans Mercator, Zone 15 North, North American 1983 Datum) 572200 metres East, 5268300 metres North. The Titac property is approximately centered at: (Coordinate system: Universal Trans Mercator, Zone 15 North, North American 1983 Datum) 568000 metres East, 5228000 metres North. CIOUS holds an option to acquire an interest in mineral leases on 280 acres (113 hectares) at the Longnose property, and has a mineral lease on 1402 acres (567 hectares) at the Titac property.

Land Description and Cardero Holdings

Minerals in Minnesota are typically held as fee simple interests, either as part of the overall land estate or as a separate property interest. In many cases, ownership of the mineral estate has been severed from the surface estate, and may be held by a different owner. Although title to the mineral estate is often held by the State of Minnesota or the US Federal government, there are significant areas of private mineral ownership in Minnesota. Thus, there is often split-estate ownership, where as the person or entity owning the surface may be, and often is, different than the person or entity that owns the mineral rights. Additionally, mineral rights themselves may also be split (e.g. the hydrocarbon rights owner may be different than the non-hydrocarbon mineral rights owner). United States law indicates that in split-estate situations mineral rights are the dominant estate and have precedence over all other property rights (including surface). However, the mineral rights owner must have due regard for the surface estate and only occupy/use those portions of the surface that are necessary for minerals development.

Land holdings at the Longnose property are primarily a split-estate wherein ALLETE, Inc. (ALLETE; a Minnesota corporation) (“Allete”) holds the surface rights, and a collection of individuals and other corporations holds the mineral rights (although Allete also holds an interest in some of the minerals). CIOUS has entered a ground license agreement with Allete dated January 12, 2010, pursuant to which CIOUS pays Allete a fixed fee per bore hole drilled, and agreed to carry out all required reclamation and indemnify Allete. In addition, under the ground license CIOUS has a right of first refusal to match any offer that may be made by a third party to purchase the surface estate held by Allete over the Longnose property.

Land holdings at the Titac property are a split-estate wherein St. Louis County holds the surface rights, and a private mineral owner holds the mineral rights. CIOUS has entered into a land use agreement dated June 11, 2008 with St. Louis County, pursuant to which CIOUS pays St. Louis County a fixed fee per bore hole drilled, and agreed to carry out all required reclamation and indemnify St. Louis County.

Longnose Interest

Pursuant to an agreement dated November 26, 2008 and accepted on December 8, 2008 between Cardero Iron Ore Company Ltd. and Raymond L. Morley (on behalf of The Morley Group Inc.) ("Morley"), CIOUS has been granted the option to acquire up to an 85% interest in the interest of Morley in certain existing mineral leases, and in a lease to be entered into, covering 100% of the fee mineral rights (approximately 280 acres) located in St. Louis County, Minnesota just north of the town of Hoyt Lakes and referred to as the “Longnose” property.

CIOUS can earn an initial 70% interest by incurring cumulative expenditures of USD 1,850,000 over 4 years to December 8, 2012 (USD 250,000 on or before December 8, 2010), and paying USD 50,000 to Morley on or before August 15, 2009 (and each and every August 15th thereafter) to be used by Morley to make the annual USD 50,000 advance royalty payment due to the underlying landowners under the existing leases. CIOUS can earn an additional 15% interest (for 85% overall) by delivering a feasibility study (no time limit for delivery). Upon CIOUS having earned a 70% or 85% interest, Morley can elect to convert its interest to a 10% net profits interest (if CIOUS elects not to earn the additional 15% interest) or a 5% net profits interest (if CIOUS elects to earn the full 85% interest). If Morley does not so elect, upon CIOUS having earned its 70% or 85% interest, as applicable, CIOUS and Morley will enter into a joint venture, with each party being responsible for its pro rata share of all joint venture expenditures.

If a party to the joint venture is diluted to a 10% or lesser interest, such interest will be converted to a 2.5% net profits interest. To October 31, 2010, CIOUS has incurred an aggregate of USD 1,284,104 in expenditures and made all of the required USD 50,000 payments to August 15, 2010.

TiTac Interest

CIOUS has entered into a mining lease with a private mineral owner over an aggregate of 1,402 acres (567 hectares) of mineral rights located sections 2 and 3 of Township 54 North and sections 34 and 35 of Township 55 North, all Range 14 West, St. Louis County, Minnesota. The mining lease covers any mineral substance of a metalliferous nature, including those intermingled or associated materials or substances, recovered from each tone of crude ore for the purpose of extracting iron (essentially, iron, titanium and vanadium). All other minerals are reserved to the private mineral owner.

The initial term of the mining lease is for a period of 20 years, provided that the lease may be extended for an additional 5 year period if CIOUS gives notice at least 180 days prior to the end of such term, and has either paid to the owner at least USD 10,000,000 in royalties or pays to the owner the difference between the royalties actually paid and USD 10,000,000. In like manner, the lease can be extended for up to three additional 5 year terms, provided that the appropriate notice is given and that CIOUS has paid to the owner at least USD 5,000,000 in royalties during the previous 5 year term (or pays any deficiency in cash). CIOUS can terminate the lease at any time on sixty days' notice. CIOUS is required to make a bonus payment of USD 2,500 upon entering into the lease, plus yearly rental payments under the lease of the greater of USD 2,500 and USD 2/acre in years one and two, the greater of USD 5,000 and USD 5/acre in years three through five, the greater of USD 7,500 or USD 10/acre in years six through ten, the greater of USD 10,000 or USD 25/acre in years eleven through fifteen and the greater of USD 50,000 or USD 50/acre in years sixteen through twenty. These rental payments cease upon the commencement of commercial production, following which yearly minimum royalty payments of USD 200,000 apply. Following the commencement of commercial production, CIOUS is required to pay a royalty of USD 0.85 per ton of crude iron ore (adjusted quarterly based on variation in the quoted price of certain iron ore products) and 5% of the net return values (calculated in accordance with the provisions of the lease) for any other products produced (subject to a minimum royalty of USD 0.02 per pound of titanium). CIOUS is required to incur minimum work expenditures of USD 50,000 prior to the second anniversary of the lease, and USD 50,000 per year thereafter (any deficiency being payable in cash to the owner). To October 31, 2010, CIOUS had incurred an aggregate of USD 1,263,218 in expenditures and made all of the required rental payments to July 1, 2010.

Property Boundaries

Properties in Minnesota are defined using the Township and Range, Section, quarter-section, quarter-section, quarter-section method. Sections are marked by corner posts; however corner posts are not always present. CIOUS has conducted a geographical location survey on the Longnose and Titac properties. This survey mainly focused on locating historical drill collars and the original sampling grid cut baseline. An in-depth property boundary survey has not been completed; however the property boundaries have been located on aerial photographs (Figs 4-2 & 4-3).

FIG 4-2 Longnose Property boundary with drill collar locations.

FIG 4-3 Titac Property boundary with drill collar locations.

Licenses, Permits and Registrations

All licenses, permits, and registrations required to conduct exploratory drilling in Minnesota have been obtained by CIOUS, and are up to date. The required licenses, permits, and registrations that CIOUS has obtained are listed below.

1.	Licensed Exploratory Borer with the Minnesota Department of Natural Resources (MDNR); License number: A10-0102 (annual renewal).
2.	Licensed Explorer Company with the Minnesota Department of Health (MDH); License number 2850 (annual renewal).
3.	Licensed Explorer Responsible Individual with the Minnesota Department of Health: License number: 2841 (Chris White; lifetime license).
4.	Permit for drilling in wetlands with the United States Army Corp of Engineers for both properties (Permit expires on August 22, 2011).
5.	Road Use Permit with the U.S. Forest Service for use of F.S.R. 117 to access the Longnose property (annual renewal).
6.	Special Uses Permit with the U.S. Forest Service for use of spur off of F.S.R. 117 to access the Longnose property (3-year permit with annual renewal).
7.	Permit with the St. Louis County highway department to install temporary gravel access points along St. Louis County highway 4 to access specific areas of the Titac property (renewed as required).
8.

Storm Water Pollution Prevention Plan Permit (SWPPP) with the Minnesota Pollution Control Agency for each property (permit open until project completion, must notify MPCA upon completion of project for closure of permit).

MDH regulations require that CIOUS must file a drill plan with the MDNR and the MDH at least 14 days prior to drilling operations, and the Explorer Responsible Individual must file well abandonment forms with the MDNR and the MDH within 30 days of completing each drill hole, and that exploratory bore holes must be sealed upon completion of drilling in compliance with MDH rules and regulations. Upon filling an initial drill plan CIOUS may begin drilling operations after 14 days, and may revise, or expand the drill plan by notifying the MDNR and MDH within 1 day of executing the new drill plan.

MPCA regulations state that any ground disturbance greater than 1 acre requires the development, approval, and institution of a SWPPP. The plan must be drafted by a person, or persons certified by the MPCA, and a certified SWPPP site manager must oversee implementation of the plan, and application of the plan throughout the duration of the project. This plan must be modified as the project progresses to reflect any change in operations that warrant additional or different pollution prevention measures. CIOUS’s consulting geologist, Chris White, has obtained the proper certification with the MPCA to draft the SWPP, and to act as the SWPPP site manager; and Warren Johnson, a CIOUS contractor, is a certified SWPPP contractor with the MPCA. Chris White has been retained by CIOUS to oversee the overall and day-to-day project operations, and Warren Johnson’s company has been retained to install all drill trails and drill pads at the Longnose and Titac properties.

Known Mineralized Zones

Mineralization at the Longnose property is roughly centered at: (Coordinate system: Universal Trans Mercator, Zone 15 North, North American 1983 Datum) 572100 metres East, 5268300 metres North. Known zones of mineralization at the Titac property are roughly centered at: (Coordinate system: Universal Trans Mercator, Zone 15 North, North American 1983 Datum), 568130 metres East, 5228310 metres North (Titac North); and 568000 metres East, 5227500 metres North (Titac South). There have been no commercial mining operations at either property.

5 Accessibility, Climate, Local Resources, Infrastructure & Physiography

Accessibility and Physiography

Topographic relief on both properties is generally low, and the surface is flat-laying. Elevations on the Longnose property range between 465 metres and 480 metres, while elevations on the Titac property range between 470 metres and 490 metres. The ground cover at both properties is a mixture of Palustrine, forested wetlands (Cowardin classification system), and higher dry forested ground. Longnose creek runs through the Longnose property, and Bug creek runs through the Titac property. Overburden, consisting of glacial till composed of pebbles, cobbles, and boulders within a sand and clay matrix, covers much of both properties. At the Longnose property, bedrock is locally exposed to the north-northwest with up to roughly 3 metres of overburden. The bedrock surface gently dips to the south-southeast where overburden thickens to roughly 20 metres. Depth to bedrock at the Titac property is generally between 20 metres and 30 metres.

Accessibility of both projects is excellent, with the Titac property located along a paved county highway, and the Longnose property located off of a paved county highway via a well maintained gravel road.

The Longnose and Titac properties are located roughly 25.5 miles (40.6 km) apart. The Longnose property is located roughly 10 miles (15.7 km) east of Aurora, Minnesota; and the Titac property is located roughly 24.5 miles (39.4 km) south of Aurora, Minnesota. CIOUS is leasing a large portion of an old school building (Cina Building, 200 S. 2nd St. E., Aurora, MN 55705) in Aurora, Minnesota that serves as a field office, a drill core logging, preparation, and sampling facility, and a drill core, coarse sample, and sample pulp storage facility.

To access the Longnose property from Aurora, MN: Beginning at the intersection between St. Louis County highway 99 and St. Louis County highway 110, travel east on St. Louis County highway 110 for 5.1 miles (8.2 km) to St. Louis County highway 666. Turn left, traveling north on St. Louis County highway 666 for 2.8 miles (4.5 km) to Forest Service Road 117. Turn right, traveling east on Forest Service Road 117 for 3.5 miles (5.6 km) to an unnamed spur which travels north. Turn right, traveling north on the unnamed spur for 0.3 miles (0.5 km) to an open equipment staging area.

To access the Titac property from Aurora, MN: Beginning at the intersection between St. Louis County highway 99 and St. Louis County highway 110, travel south on St. Louis County highway 99 for 11.0 miles (17.7 km). Turn right, traveling west on St. Louis County highway 16 for 2.2 miles (3.5 km). Turn left, traveling south on St. Louis County highway 4 for 16.6 miles (26.7 km) to Marshall Trail.

Climate

The climate in northeastern Minnesota is mid-continental. Winter conditions usually begin in mid-December and last until mid-March, with frozen ground beginning in late-December to early-January. The spring thaw usually begins in mid-March to late-April, with stable, dry spring-summer-fall conditions occurring from late-April to mid-December. Table 5-1 below displays the monthly average temperatures and precipitation for the Hoyt Lakes area.

Table 5-1: Average monthly temperatures and precipitation for the Hoyt Lakes, Minnesota area

MONTH	Avg. High Temp (degrees F)	Avg. Low Temp (degrees F)	Avg. Precipitation (inches)
January	16	-14	0.76
February	24	-8	0.7
March	35	6	0.99
April	51	22	1.57
May	65	33	3.05
June	73	43	4.49
July	77	48	4.42
August	75	45	4.29
September	65	36	4
October	52	26	2.9
November	34	12	1.33
December	20	-5	0.61

Local Resources and Infrastructure

The population of Aurora, Minnesota is approximately 1,850, and the nearby city of Hoyt Lakes, Minnesota (5 miles east of Aurora) has a population of approximately 2,000 people. Duluth, Minnesota (pop. 84,419) is located roughly 75 miles (120.7 km) south of the Longnose property, and 30 miles (48.3 km) south of the Titac property. Virginia, Minnesota (pop. 8,481) is located roughly 35 miles (56.3 km) west of the Longnose property, and 70 miles (112.7 km) west-northwest of the Titac property.

Northeastern Minnesota has been supporting mining activities since the Soudan mine opened in 1882. Currently, northeastern Minnesota facilitates six taconite (iron ore) mines located roughly within 60 miles (96.5 km) west of the Longnose property and roughly within 100 miles (161 km) west-northwest of the Titac property in the Iron Range of Minnesota in the Virginia, and Hibbing, Minnesota area. When at full production, the taconite (iron ore) mining industry directly employs nearly 4,000 people in northeastern Minnesota.

The infrastructure in northeastern Minnesota related to mining activities is excellent with low cost electricity, railroads, paved state and county highways, international shipping ports, mining professionals, mining vendors, and trained labor all readily available. International shipping ports are located along the north shore of Lake Superior including Duluth/Superior, Silver Bay, Taconite Harbor, and Two Harbors with linked rail systems to all.

Northeastern Minnesota is easily accessible through air travel with three airports located within 60 miles (96.5 km) of Hoyt Lakes, Minnesota including the Eveleth Virginia Municipal Airport located in Virginia, Minnesota; the Range Regional Airport (RRA), located in Hibbing, Minnesota; and the Duluth International Airport (DIA), located in Duluth, Minnesota. Commercial flights are offered by Delta Airlines at RRA and DIA, and also by Allegiant Air at DIA. The Minneapolis/St. Paul airport is located approximately 200 miles (321.7 km) south of

Hoyt Lakes, Minnesota. Connecting flights are available from Minneapolis/St. Paul to both DIA, and RRA.

The Laskin Energy Center is located near Hoyt Lakes, Minnesota (less than 10 miles, or 16 km, from the Longnose property), providing 110 megawatts of electric service, and a 138KVA electricity transmission line runs within 3.1 miles (5 km) of the Longnose property. The DM&IR (Canadian National) railway services the Laskin Energy Park, located next to the Laskin Energy Center and a rail spur runs within 1.3 miles (2 km) of the Longnose property. The Laskin Energy Park also provides natural gas, water and waste water, and industrial steam power services.

The Erie plant (formerly owned by LTV Steel Mining Company and currently owned by Polymet Mining Corporation), a large crushing, grinding, and milling facility, is located roughly 4 miles (6.4 km) west-northwest of the Longnose property. The Erie plant was built in the 1950’s, and processed roughly 100,000 tons of taconite (low-grade iron) ore per day until 2001 when LTV Steel Mining Company filed for bankruptcy. Polymet intends to use the Erie plant to process the copper-nickel-platinum group element ore from its NorthMet deposit, and estimates that the plant will provide 400 full-time jobs.

The Steel Dynamics, Inc., Mesabi Nugget plant is located just north of Hoyt Lakes, Minnesota. Mesabi Nugget uses an innovative direct-reduction process to produce pig-iron nuggets. Production began at Mesabi Nugget in December of 2009, and the plant has a capacity to produce 500,000 tonnes of pig-iron nuggets a year. The Mesabi Nugget plant currently provides roughly 90 full-time jobs.

6 History

Northeastern Minnesota has a strong history of iron and taconite mining, as well as copper, nickel, and platinum group element exploration. Titaniferous iron deposits were first discovered in northeastern Minnesota in the mid to late 1800’s in the northern portion of the Duluth Complex. Additional titaniferous iron deposits were discovered in the southern part of the Duluth Complex in the mid to late 1900’s during reconnaissance exploration for copper and nickel.

Titaniferous Iron Oxide Mineralization in the Duluth Complex

In 1967 several companies began exploring magnetic anomalies delineated from state geophysical surveys in the southern part of the Duluth Complex. Exploration drilling targeted these magnetic anomalies searching for copper-nickel sulfide mineralization. While copper-nickel sulfide mineralization was intersected in many drill holes, the magnetic anomalies were largely composed of titaniferous-iron oxide mineralization. At the time these intrusions were generally thought to be of little importance, because copper-nickel grades were too low to have economic significance during that time period. However, several titaniferous iron oxide intrusions have been explored in detail including the Longnose intrusion. The following summarizes the known history of the Longnose property, and the Titac property, respectively.

Longnose Property

Eighteen diamond drill cores have been drilled at the Longnose property. Bear Creek Mining Co. drilled the first hole in 1958 to investigate a magnetic high and electromagnetic anomaly. This first hole (A1-1) intersected titanium-iron-oxide mineralization to a depth of 335 feet (102.1 m), that was hosted by peridotite and pyroxenite. A decade later (1969), Exxon Corp. drilled a second hole (BA-6) on the property that intersected titanium-iron-oxide mineralization to a depth of 81 feet (24.7 m). American Shield Corp began exploration at Longnose in 1975, drilling a single hole (LN-1), and resumed drilling in 1984 via a joint venture agreement with Northern Illinois Corp. (Nicor); completing nine more drill holes on the property. Figure 6-1 displays the locations of historic drill holes on the Longnose property including: A1-1, BA-6, and LN-1 through LN-10 (taken from Patelke and Severson, 2005). Exploration drilling on the Longnose property halted until 2010, when CIOUS drilled six holes.

Two bulk samples for metallurgical testing and TiO2 recovery have been collected from theLongnose property. The test pit locations are displayed in figure 6-1 (Patelke and Severson, 2001). The first bulk sample measured 32+ tons of material and was collected in 1984 by the American Shield Corp/Nicor joint venture. The second bulk sample measured 60 tons and was collected in 1999 by American Shield Corp. The University of Minnesota, Natural Resources Research Institute, Coleraine Minerals Research Laboratory houses what remains of both bulk samples.

BHP Minerals International Inc. (BHP) held the Longnose property for sometime in the 1990’s. Most of the work completed by BHP centered on metallurgy, and TiO2 recovery. Their firstinvestigation involved a smelting and sulfation-leaching process developed by the US Bureau of Mines (Ulland, 2000). Their second investigation involved an oxidation-reduction roast followed by chemical leaching, using a process called “Murso” (Ulland, 2000). BHP apparently abandoned the Longnose project over a dispute regarding the ownership of the “Murso” technology (Ulland, 2000).

A pre-NI 43-101 guideline (non-NI 43-101 compliant) historical resource calculation was completed at Longnose by BHP. A BHP report dated November 11, 1992 estimates “probable reserves” of 30.36 MT grading at 21.3% TiO2, with “an additional 20 MT of ore possible,” (Ulland, 2000). A second internal BHP document (Interoffice Correspondence; Subject: Status Minnesota Titanium Prospect (Longnose)), dated April 11, 1994 states “This is the largest known resource of (over 46% TiO2) ilmenite in North America with 30 million tons identified in two deposits” (Ulland, 2000). However, the authors caution that both the BHP report and the included resource estimate were prepared before the introduction of NI 43-101, and are therefore historical in nature and Cardero is not treating such resources as a current resource under NI 43-101. Investors are further cautioned that a qualified person has not yet completed sufficient work to be able to verify the historical resources, and therefore they should not be relied upon.

Figure 6-1: Map showing the locations of historic diamond drill holes and bulk sample test pits on the Longnose property, taken from Patelke and Severson, 2005.

Titac Property

Exploration of the Titac property, historically known as Section 34, has been limited, though several exploratory bore holes and geophysical surveys have been completed. United States Steel Corp. (USSC) drilled six holes into the Section 34 OUI following a ground magnetic survey conducted in the mid 1960’s. Exploration of Section 34 was part of a larger exploration program in which USSC drilled holes into numerous magnetic anomalies, delineated during state run airborne geophysical surveys, proximal to the western contact of the southern portion of the Duluth Complex. USSC was exploring for copper-nickel sulfides, which were intersected, however, as at the Longnose intrusion the magnetic anomalies were created by titanium-iron oxide mineralization. Three of the six initial drill holes at Titac (Section 34) intersected strong titanium-iron mineralization throughout their length, while the remaining three holes intersected various apophyses of titanium-iron mineralization (Severson, 1995). To the best of the authors’ knowledge no other exploration has been conducted at the Titac property (Section 34), until the recent (2009-2010) exploration by CIOUS, in which 30 boreholes were completed at the property.

Figure 6-2: Map showing the locations of historic diamond drill holes on the Titac property

7 Geologic Setting

Regional Geology

The Longnose and Titac properties are located within the Superior Province of the Canadian Shield. The regional basement rocks are composed of Archean granitoid intrusions, metasedimentary rocks, and metavolcanic rocks; and Paleoproterozoic sedimentary rocks. Mafic flows, mafic and felsic intrusives, and related interflow sedimentary rocks cut these basement rocks during the development of the Mesoproterozoic Midcontinent Rift System (MCR).

The Midcontinent Rift System stretches from Lake Superior to Iowa (Fig. 7-1), and is largely buried by sediments; however MCR bedrock is relatively well exposed in the Lake Superior region. In northeastern Minnesota the MCR is dominantly composed of several groups of rocks including: the North Shore Volcanic Group (NSVG), the Beaver Bay Complex, and the Duluth Complex. The roof zone of the MCR is largely composed of NSVG lava flows, and the Duluth Complex is generally the intrusive equivalent of the NSVG lava flows.

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0 65 130 260 Kilometers

Bouguer Gravity Anomaly

Milligals

High : 67.668045

Low : -113.232445

Bouguer gravity anomaly map of the north-central United States. Data compiled by David L. Daniels and Stephen L. Snyder of the U.S. Geological Survey from various sources. Gravity station coverage over much of Minnesota and Wisconsin is 1-2 miles (1.6-3.2 km); in other areas the coverage is commonly 3-6 miles (4.8-9.6 km) or wider. For more detailed descriptions of the original data sets the reader is referred to:

U.S. Geological Survey Crustal Imaging and Characterization Team Web Site.

Gravity data in Minnesota and Wisconsin were largely acquired by the Minnesota Geological Survey, the Wisconsin Geological and Natural History Survey, and Northern Illinois University.

Figure 7-1: Bouguer Gravity Anomaly shows the Mid Continent Rift extending from Lake Superior through Iowa, USA, from geo.umn.edu/mgs/nicegeo/pdfs/boug_grav.pdf.

The multiple intrusions of the Duluth Complex occur within an arcing band from Duluth to near the Canadian border that is 270 km long and up to 40 km wide. In terms of areal exposure, it is the second largest mafic intrusive complex on Earth after the Bushveld Complex of South Africa. The Duluth Complex is typically subdivided into four intrusive series based on dominant lithology, general age, and internal structure. In order of relative decreasing age, these series are the felsic series, the early gabbroic series, the anorthositic series, and the layered series (Miller et al., 2002). Field evidence suggests that the layered series intruded into the anorthositic series, however U-Pd dates obtained by Paces and Miller (1993) show that the anorthositic series and the layered series are virtually identical in age. This indicates that the layered series likely intruded into the anorthositic series when it was still quite warm, and possibly semi-molten. The anorthositic series has not been subdivided into individual intrusions; however the layered series has been shown to consist of at least 12 distinct mafic layered intrusions (Miller et al., 2002; Fig. 7-2).

Figure 7-2: Geologic Map of northeastern Minnesota displaying the Duluth Complex and associated formations with the layered series intrusions defined: TI – Tuscarora intrusion, L1T – Lake One Troctolite, WLI – Wilder Lake intrusion, SKI – South Kawishiwi intrusion, BEI – Bald Eagle intrusion, OLI – Osier Lake intrusion, GLI – Greenwood Lake intrusion, PRI – Partridge River intrusion, WMI – Western Margin intrusion, BLI – Boulder Lake intrusion, DLS – Layered Series at Duluth (Miller et al. 2002).

Local Geology

Several layered series intrusions host numerous OUI’s in the Duluth Complex, including (from north to south) the Partridge River intrusion, the Western Margin intrusion, and the Boulder Lake intrusion. All known OUI’s occur proximal to the western contact of the Duluth Complex in a straight line beginning just south of Babbitt, Minnesota, and ending just north of Duluth, Minnesota. Known OUI intrusions in the Duluth Complex include Section 17, Longear, Longnose, Section 22, Skibo, Water Hen, Section 34 (Titac), Boulder Creek, Boulder Lake North, and Boulder Lake South. Oxide Ultramafic intrusions cut the layered series intrusions, and are generally regarded as late occurring events in the development of the MCR. Geometrically, OUI’s have various shapes and sizes including pipe-like, sheet-like, and funnel-like, and their emplacement may be structurally controlled (Severson, 1995).

Geology of the Longnose Property

Outcropping bedrock is sparse on the Longnose property with regards for the Longnose intrusion itself, though several outcrops do exist toward the northern extents of the property, and country rock is exposed to the south of the intrusion. Most of the known geology of the Longnose intrusion comes from the 18 drill cores that have been drilled into and around the intrusion; 12 drill holes are historic, while six holes were drilled by Cardero in 2010. The Longnose OUI is dominantly hosted by troctolite and augite troctolite of the Partridge River intrusion. Drilling has indicated that the Longnose intrusion is approximately 762 metres long, by 426 metres wide, by 150 metres thick, and it appears to have a sheet-like geometry with a moderate southeastern dip (Fig. 7-4). The eastern, southeastern, and southern margins of the intrusion are not completely defined, and the intrusion may extend in these areas at depth. Lithologically, the OUI is composed of medium- to coarse-grained to pegmatitic pyroxenite, feldspathic pyroxenite, peridotite, feldspathic peridotite, dunite, semi-massive oxide, and massive oxide, as defined by the Severson and Hauck (1990) rock classification scheme for Duluth Complex rocks (Fig. 7-5). The core of the intrusion is composed of olivine-rich rocks (feldspathic peridotite, peridotite, and dunite), while the outer zones consist of predominantly pyroxenite. Massive and semi-massive oxides (Fig. 7-4) may be crudely layered or zoned throughout the intrusion. Contacts between country rock and the OUI are typically sharp (cm), and internal lithologic contacts of the OUI intrusion are also sharp (cm). Titanium-iron oxide mineralization is known to extend to a true depth of at least 150 metres, and may extend deeper to the east, southeast, and south of the intrusion (Fig. 7-4).

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NW
A1-1
TD: 126.8 m
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TD: 242 m
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TD: 181.4 m
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LITHOLOGY
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Pyroxenite (locally oxide-bearing)
Peridotite & Dunite, locally Melatroctolite (typically 15-35% oxide mineralization)
Massive & Semi-massive oxide (45-100% oxide mineralization)
Troctolite & Augite Troctloite (barren country rock)
SYMBOLS
OUI body
Projected internal contact
Drill hole with trace
Cross-Section through the Longnose Oxide-bearing Ultramafic Intrusion
View: looking to the northeast
40 meters
Scale: 1:3150
1 inch = 80 meters
no vertical exaggeration
Author: White, C.R.
Date: Jan. 11, 2011

Figure 7-4: Schematic cross-section through the Longnose Oxide-bearing Ultramafic Intrusion.

Figure 7-5: Rock classification scheme for Duluth Complex rocks, after Severson and Hauck, 1990.

Geology of the Titac Property

Little was known about the Titac property at the time of CIOUS’s acquisition of the property. There is no exposed bedrock on the property, as glacial till covers the area, and only six diamond drill holes had been drilled on the property prior to 2010. Everything that is known about the geology of the property comes from geophysical surveys, six historic diamond drill holes, and 30 holes drilled by CIOUS in 2010 (Fig. 7-6).

A ground magnetic survey demonstrates that the Titac intrusion consists of numerous strongly magnetic intrusions (Fig. 7-6). Drill core shows that the Titac intrusion is hosted by troctolite and augite troctolite of the Western Margin intrusion, and that there is also a large fraction of anorthositic rocks, which are likely inclusions, or roof pendants of the anorthositic series within the Western Margin intrusion.

Figure 7-6: Magnetic map of the Titac property from the re-interpreted 1967 USSC ground geophysical survey, showing survey, showing the Titac North, and Titac South OUIs, as well as the six historic diamond drill holes and 30 Cardero 2010 diamond drill holes on the property, and the location of the cross-sections in figures 7-8 (through Titac South) and 7-9 (through Titac North).

There are two large intrusions at Titac, herein referred to as Titac North and Titac South (Fig. 7-6), with numerous smaller intrusions to the west and northwest of the two main intrusions. Titac

North is roughly 500 metres north of Titac South. Titac North is roughly 600 metres long, between 180 metres and 330 metres wide, and is at least 450 metres thick (the deepest vertical hole at Titac North measures 275 metres in length, and ends in titanium-iron oxide mineralization; however, diamond drill hole TTC-005-2010 was an inclined hole that reached a depth of roughly 450 metres. Titac South is roughly 320 metres long, by 290 metres wide, and is at least 490 metres thick (the deepest vertical hole at Titac South measure 488 metres in length, and ends in titanium-iron oxide mineralization). None of the remaining intrusions at Titac have been drilled.

Lithologically, the Titac property is similar to the Longnose property. The Titac intrusion or intrusions dominantly consist of coarse-grained to pegmatitic pyroxenite and peridotite (Fig. 7-5), with lesser amounts of medium- to coarse-grained dunite, and numerous zones of massive and semi-massive oxide (45-100% titanium-iron oxide mineralization). Pyroxenite, peridotite, and dunite typically contain 15-35% titanium-iron oxide mineralization. Pyroxenite at the Titac intrusion typically contains more oxide mineralization than pyroxenite at the Longnose intrusion. Locally, contacts between the Titac OUI intrusions and the hosting country rock are marked by fine- to medium-grained melatroctolite, which features sub-vertical serpentine veining. Contacts between lithologies within the OUI, or OUIs can be sharp or gradational, however they are usually sharp (cm to m).

In terms of mineralized intrusions geometry, Titac is different to the Longnose intrusion. Both Titac North and Titac South appear to be vertical pipe-like intrusions, with complex sub-vertical sheet-like, and/or zoned stratigraphies/lithological variations (Figs. 7-7 & 7-8). Both Titac North and Titac South are open at depth.

Figure 7-7: Schematic cross-section through the Titac Oxide-bearing Ultramafic Intrusion (Titac South).

Figure 7-8: Schematic cross-section through the Titac Oxide-bearing Ultramafic Intrusion (Titac North).

8 Deposit Types

Titaniferous iron oxide intrusions within the Duluth Complex were first discovered in 1867, roughly coincident with the discovery of the Mesabi Range iron ores (Winchell, 1897). Broderick (1917) was the first to classify the intrusions while working in the northern part of the Duluth Complex, subdividing them into 4 groups: A) inclusions of Gunflint Iron-Formation, B) gabbroic banded segregations, C) irregular late intrusions of titaniferous magnetite, and D) dike-like intrusions of titaniferous magnetite. Severson (1988), and Severson and Hauck (1990) recognized types 3 and 4 while working in the western and southern portions of the Duluth Complex and reclassified them together as OUIs, based on their ultramafic composition, high oxide content, and cross-cutting relationships to the layered series troctolitic intrusions that host them. Hauck et al. (1997) reclassified Broderick’s (1917) subdivisions into three general types: Type 1, banded or layered, oxide-rich metasedimentary inclusions in mafic and ultramafic rocks; Type 2, banded or layered oxide segregations (cumulates) in mafic rocks; and Type 3, discordant OUIs with semi-massive to massive oxide zones. Both the Titac and Longnose intrusions are classified as Type 3 titaniferous iron oxide intrusions (Hauck et al. 1997) as described below.

Type 3 titaniferous iron oxide intrusions in the Duluth Complex are somewhat similar to the ultramafic intrusions of the Bushveld Complex, the Stillwater Complex, and the Rio Jacare Intrusion of Brazil (Hauck et al. 1997). They are typically composed of coarse-grained to pegmatitic, oxide-bearing (>5% to 30% oxide minerals) pyroxenite, peridotite, and dunite, which contain lenses of semi-massive (>30% to 90% oxide minerals) and massive oxide (>90% oxide minerals). OUIs in the Duluth Complex vary in size and shape, but generally seem to occur as sheet-like intrusions (sills), funnel-like intrusions, dike-like intrusions, or pipe-like intrusions. They can be zoned with numerous apophyses around a centralized ultramafic core. When they are zoned, they tend to feature pegmatitic pyroxenite generally surrounding a core of coarse-grained to pegmatitic peridotite and dunite. They appear to be deep-seated and several Duluth Complex OUIs seem to be root-less.

Genesis of the Duluth Complex OUIs is speculative and several theories have been proposed as described below:

1)

Severson (1988, 1991, & 1994), and Severson and Hauck (1990) suggest that a spatial/empirical relationship between the Duluth Complex OUIs and the Biwabik Iron- Formation exists, and that incorporation of the Biwabik Iron-Formation by the Duluth Complex at the basal contact may have inspired the genesis of the Duluth Complex OUIs. This does not directly explain the high titanium content of the Duluth Complex OUIs however; Muhich (1993) finds that the Biwabik Iron-Formation is locally enriched in titanium proximal to the Duluth Complex basal contact. Muhich’s (1993) observations suggest that the Duluth Complex OUIs may be genetically related to the Biwabik Iron- Formation, and may be assimilated inclusions of Biwabik Iron-Formation that have been enriched in titanium and iron from Duluth Complex magmas and fluids.

2)

Severson (1988, 1994) and Severson and Hauck (1990) also suggested, as did Ross (1985) that Duluth Complex OUIs formed by infiltration metasomatism. Infiltration metasomatism calls on the upward streaming of intercumulus fluids that are derived from within a crystallizing cumulus pile, or more simply put, the magma itself. This genesis mechanism has been suggested for the formation of similar ultramafic plugs in the Bushveld Complex (Schiffries, 1982; Viljoen and Scoon, 1985).
3)

Bonnichsen (1972) and Mainwaring and Naldrett (1977) suggested a magmatic origin for the Duluth Complex OUIs. In this empirical magmatic genesis model, the Duluth Complex OUIs would form from ferrogabbroic magmas, containing an abundance of suspended plagioclase crystals which separate from the magma and rise to the top of the magma chamber due to density contrasts, subsequently leaving the much more dense iron-rich titaniferous ultramafic magma toward the bottom.

Evidence for all three genesis models exists, thus all three models, or a combination of the three may be accurate in specific instances. Mineralization at both properties appears to be largely intrusive in nature, but also exhibits textures near contacts with country rock that could be metasomatic in nature. It also seems apparent that in some instances Biwabik Iron formation could have influenced mineralization, based on the proximity of some OUIs to Biwabik Iron-Formation country rock. However, not all OUIs in the Duluth Complex show obvious proximity to occurrences of Biwabik Iron-Formation.

9 Mineralization

Mineralization at Longnose

Mineralization at Longnose dominantly consists of disseminated to net-textured, medium- to coarse-grained, magnetite and ilmenite with some fraction of titaniferous magnetite. It is quite difficult to tell the difference between titanium-rich mineralization and iron-rich mineralization in hand sample, however the general statement could be made that drill core exhibiting a dark-silvery color is ilmenite-rich, drill core exhibiting a dull-black color is rich in titaniferous magnetite, and drill core exhibiting a shiny-black color is magnetite-rich. Olivine-rich ultramafic rocks (peridotite, feldspathic peridotite, & dunite) host the majority of the titanium-iron oxide mineralization found in the Longnose OUI, and will often be net-textured with oxide minerals interstitial to silicates. Visual modal mineral calculations generally estimate that titanium-iron oxide minerals compose 15-35% of the peridotitic and dunitic rocks at Longnose. Numerous massive and semi-massive titanium-iron oxide horizons or zones (45-100% titanium-iron oxide) have been intersected in drill core. These massive and semi-massive oxides seem to be dominantly hosted by peridotite and dunite, though they have been intersected within zones of pyroxenite as well. It is somewhat unclear if the massive and semi-massive zones are continuous throughout the intrusion, or if they exist as discrete “pockets”. It is clear though, that the main mineralized intrusion at Longnose is a thick, laterally and vertically continuous intrusion dominantly composed of a mixture of oxide-bearing peridotite, oxide-bearing dunite, massive oxide, and semi-massive oxide with between 15% and 100% titanium-iron oxide mineralization.

Mineralization at Titac

Titaniferous-iron oxide mineralization at the Titac property shares many similar characteristics of mineralization at the Longnose property. When mineralization is hosted by olivine-rich ultramafic rocks it is typically medium- to coarse-grained, disseminated to net-textured, and interstitial to silicate minerals. The largest difference occurs with mineralization hosted by pyroxenite, in which the oxide mineralization typically occurs as medium- to coarse-grained clumps or clots up to roughly 5 cm in size (typically 2-4 cm) at Titac.

The Titac intrusion also contains abundant copper-sulfide mineralization. Up to five modal percent (typically 1-2%) copper-sulfide mineralization has been observed, dominantly consisting of chalcopyrite and bornite. Two distinct types of chalcopyrite seem to be present including a bright, golden, metallic colored chalcopyrite and a second duller, brownish-bronze colored chalcopyrite. Bornite exhibits a deep blue-purple metallic color. Copper sulfides typically occur as medium- to coarse-grained disseminations interstitial to silicates and oxides, but also occur as pegmatitic clots up to roughly 5 cm in size (typically 2-3 cm). Very fine-grained disseminations of pyrrhotite can occur near the contacts of the OUI and the country rock (in both OUI rocks and country rocks), and rarely fine-grained pyrite will fill micro-fractures (<1 to 2 mm thick) within the OUI.

Mineralization at Titac North appears to be vertically continuous, as historic diamond drill hole 26002 was drilled vertically near the center of Titac North (Fig. 7-8), and encountered strongly mineralized pyroxenite, and massive and semi-massive oxide throughout its length (~275 metres). Mineralization at Titac South also appears to be vertically continuous as Cardero diamond drill hole TTC-019-2010 was drilled vertically near the center of the Titac South (Fig. 7-

7) magnetic anomaly, and intersected strongly mineralized pyroxenite, peridotite, and numerous zones of massive and semi-massive oxide throughout its length (approximately490 metres). Titac North and Titac South appear to be somewhat laterally continuous as well, though there does seem to be anorthositic, locally basaltic, rarely sedimentary, and possibly troctolitic inclusions within both intrusions, and the lateral stratigraphy of both intrusions seems to be quite heterogeneous.

10 Exploration

Exploration of the Longnose and Titac properties by CIOUS began in the summer of 2010 with field searches for historic drill collars. Benchmark Engineering (Mountain Iron, Minnesota) was contracted to conduct the search with key Cardero personnel on hand to oversee the work. At that time re-assaying of historic drill core from the Longnose property, which is stored at the University of Minnesota, Natural Resources Research Institute, Coleraine Minerals Research Laboratory, Coleraine, Minnesota, was also conducted.

Very little bedrock is exposed at the Longnose property, and no bedrock is exposed at the Titac property. Because of this, no bedrock mapping has been completed by Cardero to date (January 2011), although at least one bedrock map of the Longnose property has been published (Linscheid, 1991), and bedrock outcrops from Linscheid (1991) were evaluated and included in the Bedrock Geological Map of Allen Quadrangle (Severson and Miller, 1999; pers. com., Severson, July 2010).

Airborne geophysical surveys have been conducted at both properties by the Minnesota Geological Survey; these surveys provided the initial template for early exploration projects on both properties. Ground magnetic surveys were also conducted on both properties. The ground magnetic survey conducted at the Longnose property by American Shield Corp. has not been obtained by Cardero; however, the original grid for the survey is still largely visible in the field. The ground magnetic survey conducted by USSC in 1967 on the Titac property has been obtained by Cardero. A map of this survey, including the original grid, reading stations, readings, and the collar location for the first drill hole drilled on the property (DDH 26000) was obtained from the archives at the Minnesota Department of Natural Resources office in Hibbing, Minnesota in 2010. This map has been georeferenced based on the drill collar and road locations. The grid and station locations were then converted to metres in the Universal Trans Mercator projection, using the North American 1983 datum. The station locations and magnetic readings were then entered into a spreadsheet, and the data was re-interpreted by Quantec Geoscience. The results of this re-interpretation confirmed the presence of multiple titaniferous-iron oxide-bearing intrusions at the Titac property (Fig. 10-1) including two large intrusions here referred to as Titac North and Titac South, as well as numerous smaller intrusions to the west and northwest.

567000
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Titac Magnetics

Total Field Magnetic Map

250 0 250

metres

NAD83 / UTM zone 15N

Figure 10-1: Re-interpretation of 1967 ground magnetic data, confirms the presence of multiple titaniferous-iron oxide-bearing intrusions at Titac, including the two main intrusions (Titac North & Titac South).

11 Drilling

Introduction

CIOUS completed drilling of 36 NQ2 diamond drill holes totaling 11,471.6 metres (37,636.5 feet) on the Titac and Longnose properties between February 2010 and June 2010. Drilling depths were recorded in feet, as is the standard in the US. Drilling was completed by licensed drilling contractor Idea International Drilling Ltd. (Idea). Idea conducted drilling operations using four different drill rigs (Atlas Copco CS1000, Atlas Copco Diamec U6, Atlas Copco CT14, and a Sandvik DE130) with two rigs operating at any given point in time. Drill rigs were skid-mounted (with the exception of the Atlas Copco CT14), and maneuvered in the field using Caterpillar D5M and D7G tractors. Licensed contractor Warren Johnson Excavating was contracted to install all drill trails, drill pads, and entrance/exit points. Trails, pads, and entrance/exit points were installed using a combination of Caterpillar tractors, Caterpillar excavators, and various logging skidders.

All drill holes were permanently abandoned per Minnesota Department of Health standards, by setting a plug at least 300 feet below the surface of bedrock and filling the portion of the boring above the plug with neat cement. One drill hole (LNG-002-2010) was temporarily abandoned per Minnesota Department of Health standards by installing a five foot casing extension on the drill collar and screwing a cap onto the casing extension. This hole was temporarily abandoned due to unseasonably warm temperatures causing swamp-ground to become unworkable and forcing drilling operations in the swamp to cease and heavy equipment in the immediate area to be evacuated.

Down-hole surveys have been completed on all contemporary drill holes. The Idea survey crew conducted down-hole surveys of each respective drill hole following completion of each hole. Down-hole surveys were completed using a Gyro-based tool, with survey readings collected every 20 feet. Data consists of a dip reading in degrees, and easting and northing readings in feet relative to the starting position of the survey.

Drill hole locations were recorded at the time of drilling using a hand held Garmin GPS unit with accuracy to +/- 6 metres. Because casing was pulled upon completion of each drill hole, a steel fence post was used to mark the location of each hole. A location survey was completed by the Idea survey crew upon completion of drilling operations. Licensed surveyors Northern Lights Surveying and Mapping Inc. (Virginia, Minnesota) were contracted by Idea to place 4-5 location pins on site at each respective property. Upon installation of these pins Idea surveyed drill hole locations with accuracy to 2/10ths of a foot, recording the easting, northing, and elevation of each drill hole.

There are also a number of historic drill holes that have been drilled on both the Titac and Longnose properties. Only the drill holes completed prior to approximately 1970 have drill collars that still exist on site. These drill collars have been located and surveyed with a differential GPS. Since approximately 1970, drill casings have been mandated to be removed upon remediation of the drill site, so these drill collars do not exist. Evidence, such as drill pad clearings in the forest, has been found to support the location of many of these historic holes and their drill collar locations are believed to be within 10 metre accuracy.

Table 11-1 documents the technical specifications of all contemporary and historic drilling at both the Titac and Longnose properties.

Table 11-1: Technical specifications of all diamond drill holes on the Longnose Property.

LONGNOSE PROPERTY CONTEMPORARY (drilled by Cardero Iron Ore Company Ltd.)
DDH#	(Survey) mE	(Survey) mN	Total Depth (ft)	Azimuth	Dip	Total Depth (m)
LNG-001-2010	572158.1	5268405.0	794	315	-45	242.0
LNG-002-2010	572232.4	5268492.7	329.5	315	-45	100.4
LNG-003-2010	571921.7	5268537.5	306	315	-45	93.3
LNG-004-2010	571996.9	5268694.2	516	315	-45	157.3
LNG-005-2010	572130.6	5268853.9	597	Vertical	-90	182.0
LNG-006-2010	572083.0	5268744.5	568	Vertical	-90	173.1
LONGNOSE PROPERTY HISTORIC (drilled by American Shield Corp., Bear Creek Mining, and Nicor)
DDH#	mE	mN	Total Depth (ft)	Azimuth	Dip	Total Depth (m)
LN-1	572034	5268381	634	315	-45	193.2
LN-2	572094	5268489	570	315	-45	173.7
LN-3	572127	5268624	502	315	-45	153.0
LN-4	572072	5268421	612	315	-45	186.5
LN-5	572462	5268305	602	315	-45	183.5
LN-6	572232	5268360	595	315	-45	181.4
LN-7	572552	5268394	602	315	-45	183.5
LN-8	572234	5268689	402	315	-45	122.5
LN-9	572118	5268550	400	315	-45	121.9
LN-10	572010	5268483	330	315	-45	100.6
A1-1	571995	5268584	416	Vertical	-90	126.8
BA-6	571869	5268614	3085	Vertical	-90	940.3

Table 11-1: Technical specifications of all diamond drill holes on the Titac property.

TITAC PROPERTY CONTEMPORARY (drilled by Cardero Iron Ore Company Ltd.)
DDH#	(Survey) mE	(Survey) mN	Total Depth (ft)	Azimuth	Dip	Total Depth (m)
TTC-001-2010	568033.6	5228365.0	756	Vertical	-90	230.4
TTC-002-2010	568005.9	5228444.5	685	Vertical	-90	208.8
TTC-003-2010	567915.6	5228321.0	1196	130	-60	364.5
TTC-004-2010	567992.4	5228225.1	1137	73	-60	346.6
TTC-005-2010	568089.8	5228109.2	1707	0	-60	520.3
TTC-006-2010	568020.5	5228360.1	867	25	-75	264.3
TTC-007-2010	568317.8	5228222.7	1256	305	-60	382.8
TTC-008-2010	568320.2	5228220.8	1206	355	-60	367.6
TTC-009-2010	567966.7	5227486.0	1235	55	-45	376.4
TTC-010-2010	567743.4	5227519.3	1286	90	-60	392.0
TTC-011-2010	567965.7	5227490.9	894	115	-45	272.5

TTC-012-2010	567786.7	5227652.2	1276	130	-60	388.9
TTC-013-2010	567967.1	5227493.0	830	125	-45	253.0
TTC-014-2010	567933.4	5227620.0	1986	162	-60	605.3
TTC-015-2010	567970.0	5227486.2	855	165	-45	260.6
TTC-016-2010N	567968.9	5227488.1	895	187	-45	272.8
TTC-017-2010	567928.4	5227630.4	1047	332	-85	319.1
TTC-018-2010	567961.5	5227486.0	865	219	-45	263.7
TTC-019-2010	567976.6	5227494.0	1607	Vertical	-90	489.8
TTC-020-2010	567968.2	5227482.8	1015	6	-45	309.4
TTC-021-2010	567873.0	5227482.3	1227	82	-75	374.0
TTC-022-2010	567964.5	5227489.5	1148	15	-65	349.9
TTC-023-2010	567849.0	5227555.2	1157	128	-75	352.7
TTC-024-2010	567970.0	5227486.7	1258	72	-65	383.4
TTC-025-2010	568083.8	5227592.6	1258	220	-75	383.4
TTC-026-2010	567965.4	5227482.8	1258	112	-65	383.4
TTC-027-2010	568081.9	5227423.5	1258	308	-75	383.4
TTC-028-2010	567966.3	5227483.9	1207	201	-65	367.9
TTC-029-2010	567964.1	5227486.6	1097	249	-65	334.4
TTC-030-2010	567964.2	5227489.7	1057	308	-50	322.2
TITAC PROPERTY HISTORIC (drilled by United States Steel Corporation)
DDH#	mE	mN	Total Depth (ft)	Azimuth	Dip	Total Depth (m)
26000	568539	5228590	730	250	-46	222.5
26001	567927	5227501	552	Vertical	-90	168.2
26002	568100	5228342	901	Vertical	90	274.6
26003	567837	5227580	466	Vertical	90	142.0
26007	568250	5228343	587	Vertical	90	178.9
26008	568158	5228219	607	Vertical	90	185.0

Longnose Drilling Results

The OUI at Longnose is very well defined by drilling with between 75 and 125 metres between pertinent drill holes. Most drill holes on the property have intersected thick intervals of titanium-iron oxide mineralization, and the intrusive stratigraphy of the OUI can be fairly well correlated. The drilling completed by American Shield Corp. and Nicor follows a grid pattern in which section lines have a 315 degree bearing, and most of these holes were drilled with an azimuth of 315 degrees and a dip of -45 degrees, except several holes that were drilled vertically (See Table 10-1). The drilling completed by CIOUS does not follow this grid, but instead fills in local gaps, and explores the outer limits of the defined Longnose intrusion. The intrusive stratigraphy of the Longnose OUI seems to dip to the southeast at 30-45 degrees; therefore drill holes with a -45 degree dip should give a reasonably accurate indication of the true thickness of mineralization. Table 11-2 documents relevant intersections of mineralization with weighted averages for TiO2 and Fe2O3, from the perspective of TiO2, displayed in percent.

Cardero also re-assayed historic core from the Longnose property. The relevant results of this sampling and re-assay program are displayed in Table 11-3 with weighted averages for TiO2 and Fe2O3, from the perspective of TiO2, displayed in percent.

Table 11-2: Drill core assay results for Longnose (Intervals and thicknesses are to the nearest tenth of a metre; weighted average of TiO2 and Fe2O3 are to the nearest tenth of a percent).

LONGNOSE		From (m)	To (m)	Thickness (m)	Weighted Average (%)
Drillhole					TiO2%	Fe2O3%
LNG-001-2010		19.5	224.3	204.8	15.3	33.9
	incl.	49.1	88.1	39.0	20.6	35.8
	incl.	103.6	210.6	107.0	18.9	43.0
	incl.	123.4	139.0	15.6	23.0	41.2
	incl.	143.4	178.6	35.2	24.2	50.4
LNG-003-2010		5.2	93.3	88.1	14.5	33.0
	incl.	5.2	41.5	36.3	21.4	38.9
	incl.	5.2	29.3	24.1	23.1	39.2
LNG-004-2010		1.2	39.9	38.7	17.9	27.1
	incl.	1.2	20.1	18.9	19.2	26.7
LNG-006-2010		9.4	21.6	12.2	14.5	24.3

Table 11-3: Re-assays of historic Longnose drill core (Intervals and thicknesses are to the nearest tenth of a metre; weighted average of TiO2 and Fe2O3 are to the nearest tenth of a percent).

LONGNOSE (Historic) Re-Assays		From (m)	To (m)	Thickness (m)	Weighted Average (%)
Drillhole					TiO2%	Fe2O3%
LN-1		33.5	91.4	57.9	17.8	36.1
LN-2		13.4	172.2	158.8	20.3	40.1
	incl.	36.6	121.9	85.3	25.7	45.9
LN-3		11.9	149.4	137.5	19.9	34.2
	incl.	54.9	132.2	77.3	22.5	34.3
	incl.	97.5	118.9	21.4	26.1	32.5
LN-4		15.5	186.5	171.0	20.8	39.3
	incl.	15.5	149.4	133.9	24.1	42.2
	incl.	15.5	67.1	51.6	28.6	38.0
LN-5		70.1	79.2	9.1	14.6	32.8
		85.3	94.5	9.2	15.4	32.8
		120.7	183.5	62.8	17.1	36.5
LN-6		110.0	181.4	71.4	20.3	40.7
LN-8		8.2	122.5	114.3	18.5	31.2
	incl.	39.6	122.5	82.9	21.6	35.9
LN-9		50.0	112.8	62.8	15.0	30.1
LN-10		11.9	100.6	88.7	22.6	42.7

Titac Drilling Results

There are several OUIs at the Titac property of varying sizes. Only the two main intrusions (Titac North & Titac South) have been drilled, and only Titac South has been extensively drilled

(refer to figure 7-7). The Titac North and Titac South OUIs both appear to be oriented subvertically, and appear to have complex igneous stratigraphies. The orientation and complexity of these intrusions have posed specific difficulties with regards for drill planning.

Drilling at Titac North in the late 1960’s by USSC consists of three vertical holes drilled into the main intrusive intrusion, and a fourth angled hole drilled to the northeast of the main intrusion (Table 11-1). Strong titanium-iron oxide mineralization was intercepted in all three vertical holes drilled by USSC, while the fourth angled hole largely missed mineralization. CIOUS drilled a total of eight holes at Titac North in 2010. The first two holes (TTC-001-2010 & TTC-002-2010; Table 11-1) were vertical and largely missed mineralization, while the remaining six holes (TTC-003-2010 through TTC-008-2010; Table 11-1) were angled and all intercepted strong titanium-iron oxide mineralization to varying degrees of success. Ground cover at Titac North is largely swamp land, and an early spring break-up in 2010 hampered drilling efforts by CIOUS, and forced drilling efforts to Titac South.

Two holes were drilled at Titac South by USSC in the late 1960’s, both holes are vertical, and both holes intercepted thick intervals of strong titanium-iron oxide mineralization. Twenty-two holes were drilled at Titac South by CIOUS in 2010. Every hole at Titac South intercepted thick intervals of strong titanium-iron oxide mineralization. Given the sub-vertical orientation, and sheet-like or ring-like stratigraphy of the intrusion, the drill plan at Titac South featured a central fan- or (inverted) funnel-like pattern of “inside-out” drill holes with various azimuths and dips (TTC-009,-011,-013,-015,-016,-018,-020,-022,-024,-026,-028,-029,-030-2010; Table 11-1). Numerous holes were also drilled “outside-in” toward the center of the intrusion (TTC-010,-012,-014,-017,-021,-023,-025,-027-2010; Table 11-1). Drill hole density is good at Titac South, with a first round of holes drilled with a dip of -45 degrees from the fan-site, and a second round of holes drilled with a dip of -65 degrees from the fan-site. Holes drilled from the “outside-in” feature a similar pattern of dips. A vertical hole (TTC-019-2010) was also drilled at the fan-site to a depth of 490 metres. Because of the sub-vertical orientation, and complex igneous stratigraphy at both Titac North and Titac South, the true thickness of specific mineralization intervals is not known, though the size and grade of both intrusions can be determined by three-dimensional modeling. Table 11-4 documents relevant intersections of mineralization at Titac North, and Table 11-5 documents relevant intersections of mineralization at Titac South, both from the perspective of TiO2 with weighted averages for TiO2, Fe2O3, and copper; though these intersections do not portray true thickness in a planar manner, they are useful when considered in three-dimensions and give a sense of the expected grades for the intrusions.

Re-assaying of historic core from the Titac property has not been conducted. However, several points are worth noting: 1) Historical assays from the six holes drilled by USSC were favorable enough to lead Cardero to acquisition of the Titac property, and 2) Titac South has been extensively drilled by CIOUS to the point that re-assaying of the six historical drill cores will not affect the results of this program.

Table 11-4: Drill core assay results for Titac North (Intervals and thicknesses are to the nearest tenth of a metre; weighted average of TiO2 and Fe2O3 are to the nearest tenth of a percent; weighted averages for copper are to the nearest hundredth of a percent).

TITAC NORTH		From	To	Thickness	Weighted Average (%)
Drillhole		(m)	(m)	(m)	TiO2%	Fe2O3%	Cu %
TTC-003-2010		29.0	62.8	33.8	17.1	46.7	0.08
		94.2	103.9	9.7	18.8	30.9	0.24
		142.0	148.1	6.1	17.3	34.9	0.21
		160.0	167.0	7.0	19.6	33.9	0.24
		270.1	278.1	8.0	17.6	36.8	0.37
TTC-004-2010		79.9	96.6	16.7	16.6	30.7	0.25
		207.9	225.9	18.0	19.2	45.7	0.20
		236.8	253.6	16.8	15.2	34.0	0.24
		260.0	287.1	27.1	17.4	34.1	0.23
TTC-005-2010		74.4	83.1	8.7	16.3	24.3	0.36
		129.8	140.5	10.7	17.0	29.1	0.30
		210.8	219.8	9.0	20.8	48.1	0.23
		230.4	244.8	14.4	17.5	36.5	0.25
		264.0	278.1	14.1	18.0	32.8	0.27
		306.6	350.8	44.2	18.2	50.7	0.08
TTC-006-2010		23.2	53.2	30.0	15.1	32.8	0.26
	incl.	40.5	53.2	12.7	16.3	33.9	0.24
TTC-007-2010		142.0	147.5	5.5	15.0	35.8	0.26
		153.0	158.2	5.2	16.5	32.7	0.26
		292.5	360.9	68.4	15.3	36.5	0.28

Table 11-5: Drill core assay results for Titac South (Intervals and thicknesses are to the nearest tenth of a metre; weighted average of TiO2 and Fe2O3 are to the nearest tenth of a percent; weighted averages for copper are to the nearest hundredth of a percent).

ITAC SOUTH		From (m)	To (m)	Thickness (m)	Weighted Average (%)
Drillhole					TiO2%	Fe2O3%	Cu %
TTC-009-2010		153.2	235.0	81.8	17.7	34.7	0.22
TTC-010-2010		335.6	392.0	56.4	15.3	31.5	0.22
	incl.	366.0	392.0	25.9	19.8	30.1	0.32
TTC-011-2010		61.6	68.3	6.7	19.4	33.3	0.40
		83.2	96.3	13.1	18.3	33.2	0.28
		104.9	132.3	27.4	18.6	34.4	0.35
		143.0	161.2	18.2	16.8	46.7	0.13
TTC-012-2010		89.5	94.8	5.3	16.3	28.2	0.25
		100.9	115.7	14.8	13.5	28.3	0.16
		198.6	199.3	0.7	21.2	29.9	0.22
		239.6	245.4	5.8	15.6	23.7	0.29
		258.5	350.8	92.3	15.0	25.0	0.20
	incl.	296.0	326.1	30.1	17.2	26.8	0.23
	incl.	340.2	349.3	9.1	19.9	31.4	0.24
TTC-013-2010		94.5	103.6	9.1	20.7	32.9	0.25
		106.7	144.8	38.1	15.6	28.5	0.25
	incl.	106.7	120.4	13.7	18.3	31.3	0.28

TITAC SOUTH		From (m)	To (m)	Thickness (m)	Weighted Average (%)
Drillhole					TiO2%	Fe2O3%	Cu %
TTC-014-2010		71.9	97.8	25.9	16.1	31.1	0.17
		123.7	131.4	7.7	15.5	30.1	0.17
		155.4	168.2	12.8	22.5	46.1	0.17
		178.2	183.2	5.0	18.1	31.3	0.16
		191.4	209.1	17.7	16.2	27.9	0.24
		228.6	432.2	203.6	18.8	29.3	0.33
	incl.	256.6	370.6	114.0	21.0	30.9	0.43
TTC-015-2010		39.9	109.4	69.5	16.4	30.8	0.35
	incl.	39.9	56.4	16.5	25.6	41.2	0.48
	incl.	76.4	97.5	21.1	19.6	35.2	0.46
TTC-016-2010N		40.5	101.5	61.0	18.4	36.9	0.27
	incl.	40.5	69.2	28.7	22.6	40.7	0.36
TTC-017-2010		48.2	63.1	14.9	17.5	26.8	0.28
		147.2	152.1	4.9	17.7	27.5	0.23
		214.3	229.5	15.2	17.2	25.4	0.20
TTC-018-2010		38.4	84.7	46.3	18.1	34.1	0.30
TTC-019-2010		27.9	490.0	462.1	20.6	33.2	0.37
	incl.	38.7	49.4	10.7	22.0	39.3	0.29
	incl.	95.1	159.1	64.0	23.3	33.3	0.57
	incl.	178.9	279.5	100.6	24.7	32.0	0.48
	incl.	310.0	337.4	27.4	21.6	32.4	0.38
	incl.	340.5	363.3	22.8	21.7	31.1	0.25
	incl.	456.3	477.6	21.3	23.7	38.0	0.19
TTC-020-1020		38.9	185.0	146.1	17.2	33.6	0.29
	incl.	38.9	52.7	13.8	23.2	39.0	0.44
	incl.	38.9	81.1	42.2	20.3	37.0	0.38
	incl.	121.6	185.0	63.4	18.1	33.5	0.28
	incl.	128.3	139.8	11.5	23.2	35.5	0.29
TTC-021-2010		30.8	374.0	343.2	17.6	30.6	0.21
	incl.	94.8	374.0	279.2	19.5	33.0	0.24
	incl.	168.6	230.7	62.1	24.0	39.7	0.19
	incl.	187.8	217.8	30.0	28.7	45.5	0.20
	incl.	206.3	217.8	11.5	32.3	40.2	0.30
	incl.	305.6	322.3	16.7	24.5	33.3	0.40
	incl.	335.9	364.8	28.9	27.7	34.2	0.32
TTC-022-2010		29.9	92.4	62.5	16.6	33.1	0.25
	incl.	58.8	84.1	25.3	18.0	32.8	0.29
		125.2	145.7	20.5	16.6	30.8	0.22
		165.5	182.9	17.4	17.2	30.7	0.21
		196.3	224.9	28.6	16.7	34.3	0.17
		276.0	281.6	5.6	16.7	29.1	0.26
TTC-023-2010		29.6	36.3	6.7	15.8	25.5	0.24

TITAC SOUTH		From (m)	To (m)	Thickness (m)	Weighted Average (%)
Drillhole					TiO2%	Fe2O3%	Cu %
		55.2	66.8	11.6	17.1	28.7	0.14
		88.1	107.1	19.0	15.1	26.9	0.12
		124.4	134.4	10.0	16.0	34.0	0.08
		142.3	148.4	6.1	16.2	29.0	0.14
		156.2	193.2	37.0	15.8	30.1	0.16
		213.7	239.9	26.2	18.6	27.5	0.32
		266.1	281.3	15.2	17.1	27.1	0.20
TTC-024-2010		42.5	49.7	7.2	15.8	28.0	0.24
		129.5	352.0	222.5	14.9	32.9	0.18
	incl.	129.5	133.5	4.0	18.2	37.5	0.33
	incl.	146.0	213.8	67.8	16.4	32.6	0.18
	incl.	256.6	291.8	35.2	20.1	35.2	0.24
	incl.	264.0	278.6	14.6	23.4	36.2	0.28
	incl.	299.1	306.2	7.1	16.5	37.8	0.17
	incl.	346.6	352.0	5.4	16.2	32.5	0.18
TTC-025-2010		29.3	383.4	354.1	16.4	34.6	0.20
	incl.	29.3	120.7	91.4	19.3	46.6	0.21
	incl.	29.3	42.1	12.8	29.1	50.5	0.19
	incl.	82.3	100.6	18.3	21.7	42.2	0.23
	incl.	138.1	282.9	144.8	17.9	30.5	0.21
	incl.	195.4	213.7	18.3	22.4	32.3	0.28
	incl.	349.9	369.4	19.5	22.2	38.5	0.25
TTC-026-2010		30.5	383.4	352.9	14.8	29.4	0.27
	incl.	30.5	42.5	12.0	18.5	35.6	0.39
	incl.	51.2	56.7	5.5	17.5	32.8	0.58
	incl.	62.2	71.3	9.1	17.5	31.4	0.52
	incl.	74.9	79.9	5.0	18.0	33.2	0.63
	incl.	168.2	328.6	160.4	19.3	33.6	0.27
	incl.	228.0	328.6	100.6	20.6	35.8	0.28
	incl.	345.0	360.3	15.3	18.5	28.8	0.18
TTC-027-2010		27.4	383.4	356.0	14.1	28.7	0.25
	incl.	105.8	383.4	277.6	16.6	31.3	0.28
	incl.	152.7	383.4	230.7	17.5	31.7	0.28
	incl.	182.3	221.9	39.6	20.4	33.4	0.30
	incl.	236.8	246.3	9.5	24.3	36.5	0.31
	incl.	293.2	323.1	29.9	20.7	35.1	0.33
	incl.	365.8	374.3	8.5	19.4	37.3	0.37
TTC-028-2010		29.4	134.7	105.3	20.2	34.9	0.28
	incl.	29.4	77.7	48.3	24.2	39.5	0.37
		157.6	170.7	13.1	16.2	24.8	0.31
		190.2	196.0	5.8	17.6	25.5	0.33
		210.0	217.3	7.3	15.0	24.5	0.22

TITAC SOUTH		From (m)	To (m)	Thickness (m)	Weighted Average (%)
Drillhole					TiO2%	Fe2O3%	Cu %
TTC-029-2010		29.3	276.5	247.2	17.5	33.6	0.15
	incl.	29.3	162.5	133.2	20.7	38.6	0.17
	incl.	29.3	88.4	59.1	24.2	44.4	0.13
TTC-030-2010		36.0	203.0	167.0	16.0	31.6	0.17
	incl.	43.0	83.2	40.2	20.4	39.0	0.18
	incl.	100.3	105.8	5.5	16.4	34.3	0.14
	incl.	113.4	133.8	20.4	16.4	29.7	0.19
	incl.	145.4	177.1	31.7	17.8	29.2	0.22
	incl.	192.0	203.0	11.0	16.7	29.2	0.25

12 Sampling Method and Approach

All samples collected by CIOUS for analysis are from drill core. Drill core sampling is typically continuous through the length of each drill hole, except where drill core is obviously not mineralized. There are no sample biases, and samples are representative of the mineralization found. The rocks are intrusive and competent, typically with limited, localized fracturing. Drill core recovery averages 92.3% and rock quality is typically good.

Drill Core and Sample Interval Preparation

Drill core is logged lithologically as it is drilled, and then stored in original cardboard boxes (10 feet per box) on pallets until additional analysis of core can be performed. As time permits, data is collected on core regarding rock quality, core recovery, magnetic susceptibility, and specific gravity. Sample intervals are then set-up, and all drill core is photographed. Currently, all drill core from the 2010 drilling program has been logged and sampled, and all sample results from the 2010 drill core sampling campaign are complete. Lithologic logging and collection of other data from drill core is done per standard industry practices as follows:

Lithologic log: lithologic intervals are recorded in feet based on run blocks inserted at the time of drilling. Specific data is collected on rock type, texture, grain-size, lithologic contacts, modal mineralogy, structures, oxide mineralization, sulfide mineralization, and alteration.

Rock quality/Core recovery: intervals are recorded in feet based on run blocks inserted at the time of drilling. Actual lengths of intervals are measured and recorded in inches. The sum of all pieces of core greater than 10 inches is recorded, and total fractures per interval are recorded. RQD for each interval is determined by dividing the sum greater than 10 inches by the actual total inches of core recorded, and multiplying 100.

Magnetic Susceptibility: Magnetic susceptibility data is collected on all drill core using a SAIC Exploranium KT-9 magnetic susceptibility meter. Five readings are collected for each core interval so that a reading is collected at least every 2 feet.

Specific Gravity: Specific gravity measurements are collected roughly every 20 feet. Core pieces measuring roughly 4-5 inches are weighed first in air (grams), and then in water (grams), using a manual balance and custom built work station.

Core photography: All drill core is photographed using a Sony Cyber-shot digital camera, typically with two core boxes per photo. All pictures are labeled as follows: “DDH Box # (#’-#’).”

Sample intervals: All sample intervals are determined by visual inspection of drill core, generally based on a visual estimation of oxide and sulfide mineralization. Attempts are made to not cross lithologic boundaries within sample intervals; however given the intrusive, locally lithologically heterogeneous nature of drill core this is not always possible. Drill core is pieced together and a line is drawn parallel to the long axis of all drill core to be sampled. Sample intervals range in length from 0.2 metres to roughly 2.5 metres, with most sample intervals from 1.5 -2.0 metres in length. Sample tags are stapled into boxes, and sample identification numbers are written on core for future reference. Sample intervals are recorded, noting the type of sample (i.e. core, ¼ core original, ¼ core duplicate, prep duplicate, standard, or blank), and the general lithology of the sample.

Sample Collection and Preparation

Samples are collected by sawing core in half along the line drawn parallel to the long axis of core with a diamond tipped blade. The core cutting saw is cleaned at the end of each day, or after 400 feet of core has been cut (whichever is earlier), and the saw is filled with clean water at the time of cleaning. The left half of drill core is kept and remains in the original cardboard boxes, which are securely stored at CIOUS’s field office in Aurora, Minnesota. The right half of core is collected and packaged in clear poly bags, along with a sample tag designating the sample identification number. Bags are labeled in black permanent marker with the corresponding sample identification number and a zip tie is used to close each poly bag. The weight of each sample is then recorded (in grams). Poly bags are packaged in white sand bags (typically five samples per sand bag). Each sand bag is labeled with the sample identification numbers that it contains, and the batch number that the samples belong to. Sand bags are first secured with a standard zip tie, and then a second individually numbered zip tie is placed over the standard zip tie for security. The security number is recorded along with the sample numbers that it represents. The sand bags are then transferred to a standard shipping pallet (generally 10-15 sand bags per pallet). The pallets are shrink wrapped, and labeled with the sample batch numbers. Generally, each drill hole is given a unique sample batch number.

13 Sample Preparation, Analyses and Security

Sample preparation of drill core is conducted at the CIOUS facility in Aurora, Minnesota by persons under contract with CIOUS to carry out the exploration, drilling, and sampling programs. Sample preparation of historic core from the Longnose property was carried out by Cardero personnel prior to the involvement of contractors hired to carry out the exploration, drilling, and sampling programs.

Sample Analysis

Samples are prepared for assay analysis by ALS Laboratory Group (ALS) at their Thunder Bay, Ontario facility. The laboratory prepares samples for assay using code prep-31, in which samples are crushed, and 250 grams of material from each sample is split off and pulverized so that better than 85% pass through 75 micron mesh. Samples are dried if necessary using code DRY-21. The sample pulp is then shipped to the ALS facility in Vancouver, British Columbia, Canada for assay, while the coarse sample is put in temporary storage at ALS in Thunder Bay (and eventually shipped back to CIOUS’s field office in Aurora, Minnesota).

ALS Laboratory Group laboratories are ISO 17025 certified. The ALS laboratory used for sample preparation is located at 1160 Commerce Street, Thunder Bay, Ontario, Canada P7E 6EP. The ALS laboratory used for sample analysis is located at 2103 Dollarton Hwy, North Vancouver, British Columbia, Canada V7H 0A7.

A whole rock analysis (code: ME-ICP06) is conducted on samples, and base metals are analyzed using code ME-4ACD81. Sample analysis method ME-ICP06 returns results for all major oxides from 0.01 -100% as displayed in table 13-1, and sample analysis method ME-4ACD81 returns results for base metals as listed in table 13-2. Numerous samples have also been analyzed for rare earth and trace elements by ALS using sample method ME-MS81. The elements and respective ranges for sample method MA-MS81 are displayed in table 13-3.

Table 13-1: Analytes and Ranges of ALS Laboratory Group sample analysis method ME-ICP06.

Analyte	Range (%)	Analyte	Range (%)	Analyte	Range (%)
SiO2	0.01-100	Na2O	0.01-100	P2O5	0.01-100
Al2O3	0.01-100	K2O	0.01-100	SrO	0.01-100
Fe2O3	0.01-100	Cr2O3	0.01-100	BaO	0.01-100
CaO	0.01-100	TiO2	0.01-100	LOI	0.01-100
MgO	0.01-100	MnO	0.01-100

Table 13-2: Analytes and Ranges of ALS Laboratory Group sample analysis method ME-4ACD81.

Analyte	Range (ppm)	Analyte	Range (ppm)	Analyte	Range (ppm)
Ag	0.5-100	Cu	1-10,000	Ni	1-10,000
As	5-10,000	Hg	1-10,000	Pb	2-10,000
Cd	0.5-1,000	Mo	1-10,000	Zn	2-10,000
Co	1-10,000

Table 13-3: Analytes and Ranges of ALS Laboratory Group sample analysis method ME-MS81.

Analyte	Range (ppm)	Analyte	Range (ppm)	Analyte	Range (ppm)
Ag	1-1,000	Ho	0.01-1,000	Ta	0.1-10,000
Ba	0.5-10,000	La	0.5-10,000	Tb	0.01-1,000
Ce	0.5-10,000	Lu	0.01-1,000	Th	0.05-1,000
Co	0.5-10,000	Mo	2-10,000	Tl	0.5-1,000
Cr	10-10,000	Nb	0.2-10,000	Tm	0.01-1,000
Cs	0.01-10,000	Nd	0.1-10,000	U	0.05-1,000
Cu	5-10,000	Ni	5-10,000	V	5-10,000
Dy	0.05-1,000	Pb	5-10,000	W	1-10,000
Er	0.03-1,000	Pr	0.03-1,000	Y	0.5-10,000
Eu	0.03-1,000	Rb	0.2-10,000	Yb	0.03-1,000
Ga	0.1-1,000	Sm	0.03-1,000	Zn	5-10,000
Gd	0.05-1,000	Sn	1-10,000	Zr	2-10,000
Hf	0.2-10,000	Sr	0.1-10,000

Copper analyses that return values greater than the detection limits (>10,000 ppm) of sample method ME-4ACD81 are re-analyzed by ALS using sample method Cu-OG62, which has detection limits of 0.01 -40%.

Sample Security

Drill core is retrieved from drill sites on a daily basis by Cardero staff, and delivered directly to the CIOUS field office in Aurora, Minnesota. Drill core is stored on-site at the field office until sampling can be conducted by Cardero personnel. The CIOUS field office is locked at night and when personnel are not present at the facility and the local Aurora police force regularly patrol the area. There are no issues regarding drill core security.

Upon collection of samples they are packaged as described above and shipped via chartered and bonded independent carrier Valley Carthage Transport and Manitoulin Transport for customs brokerage to ALS Laboratory Group Laboratories in Thunder Bay, Ontario, Canada. There have been no reported incidents regarding the individually numbered security zip ties placed on each sand bag, and thus there are no issues regarding the security of sample shipment.

The authors conclude that the above procedures for sample analysis, preparation and security either meet or exceed industry best practice.

14 Data Verification

Quality Control Procedures

CIOUS has instituted extensive quality assurance/quality control (QA/QC) procedures to ensure the integrity of sample analyses. The QA/QC procedures followed for all drill core sampling conducted by CIOUS at the Longnose and Titac properties are outlined in figure 14-1.

01	Field Duplicate 1
02	Field Duplicate 2
03	Routine Sample
04	Routine Sample
05	Routine Sample
06	Routine Sample
07	Routine Sample
08	Routine Sample
09	Preparation Duplicate
10	Standard
11	Routine Sample
12	Routine Sample
13	Routine Sample
14	Routine Sample
15	Routine Sample
16	Routine Sample
17	Routine Sample
18	Routine Sample
19	Routine Sample
20	Routine Sample
21	Field Duplicate 1
22	Field Duplicate 2
23	Routine Sample
24	Routine Sample
25	Routine Sample
26	Routine Sample
27	Routine Sample
28	Routine Sample
29	Preparation Duplicate
30	Standard
31	Routine Sample
32	Routine Sample
33	Routine Sample
34	Routine Sample
35	Routine Sample
36	Routine Sample
37	Routine Sample
38	Routine Sample
39	Routine Sample
40	Routine Sample

- Field duplicates (FDUP) are inserted 1/20 (sample numbers are pre-determined as 01/02, 21/22, 41/42, etc.); these samples are collected by quartering the core over the designated interval and placing each quarter into separate sample bags.

- Preparation duplicates (CDUP) are inserted 1/20 (sample numbers are pre-determined as 09, 29, 49, 69, 89). Submit an empty bag with a ticket number, alerting the preparation lab to prepare the duplicate from the previous sample.

- Standards are inserted 1/20 (sample numbers are pre-determined as 10, 30, 50, 70, 90). Skip the number in the sample sequence for later insertion of the standard reference material. The type of standard (certified reference material) inserted must be at appropriate levels that the geologist determines will bracket the expected values to be encountered in the sample.

- Blanks are inserted randomly as determined by the geologist, in place of a routine sample. Blanks are inserted at the rate of 1 sample in every 40, (1/40). It is recommended to insert a blank sample between mineralized samples or at the end of a mineralized intersection.

Figure 14-1: Quality Control/Quality Assurance procedures instituted by Cardero for all drill core sampled from the Longnose and Titac properties.

Field duplicates (FDUP) in this case refer to ¼ core duplicates of the same sampling interval. A preparation duplicate (CDUP) consists of a poly bag containing only a sample tag with instructions for laboratory personnel to prepare the sample from the preceding standard drill core analysis by taking a split after the coarse crushing stage. Four different reference materials are used in the sampling program. “TTC-1” and “LNC-1”, which are in-house reference materials created by Cardero; and, “DH6701” and “SX67-05” are certified reference materials manufactured for Brammer Standard Company, Inc. (14603 Benfer Road, Houston, Texas 77069, United States of America) by accredited laboratory Dillinger Hutte Laboratory (GAZ; Association for the Accreditation and Certification GmbH, Attestation no. 91021). Blank material is collected locally in Minnesota from bedrock outcroppings of the Pokegama quartzite near Virginia, Minnesota. Pokegama quartzite is a suitable blank reference because it is dominantly composed of SiO2.

A total of 316 reference materials and 138 Pokegama quartzite blank samples were submitted blindly to the laboratory during the core sampling campaign. A total of 310 ¼ core duplicate pairs and 299 preparation duplicate pairs were collected and submitted to the laboratory. Only the ¼ core duplicates were blind to the laboratory. All analytical data including quality control samples were checked and verified by Cardero’s senior geochemist, Tansy O’Connor-Parsons.

Quarter-core and preparation duplicate data are presented in Figure 14-2. These data exhibit good to excellent correlation for the elements of interest.

TiO2 (%)
TiO2 (%)
FDUP
0 5 10 15 20 25 30 35
Fe2O3 (%)
Fe2O3 (%)
FDUP
0 10 20 30 40 50 60 70
TiO2 (%)
TiO2 (%)
CDUP
0 5 10 15 20 25 30 35
Fe2O3 (%)
Fe2O3 (%)
CDUP
0 10 20 30 40 50 60 70 80

Figure 14-2. Scatterplot graphs of TiO2(left) and Fe2O3(right) data for ¼ core duplicate (FDUP; top) and preparation duplicate (CDUP; bottom) data.

Reference material results are plotted against their known concentration with tolerance levels within 10% (Figure 14-3). Performance of the certified reference materials was satisfactory for DH6701, although a slight negative bias can be concluded. A similar negative bias for some SX6705 samples were noted at first, however re-analysis of the reference material and surrounding samples resulted in comparable results. It is recommended that analytical check samples from a subset of routine samples of varying concentrations be submitted to a second laboratory in order to confirm the accuracy of the TiO2 analyses.

DH6701
Maximum
Expected
Minimum
TiO2 (%)
SX6704
Maximum
Expected
Minimum
TiO2 (%)
LNC-1
Maximum
Expected
Minimum
TiO2 (%)
TTC-1
Maximum
Expected
Minimum
TiO2 (%)

Figure 14-3. TiO2 data presented for certified reference materials DH6701 (top left) and SX6705 (top right); and CDU internal reference materials LNC-1 (bottom left) and TTC-1 (bottom right).

Coarse blank samples (Figure 14-4) indicate predominantly only low-level carryover contamination of titanium and iron during the preparation through to analytical stage.

Figure 14-4. TiO2 (left) and Fe2O3 (right) data presented for the Pokegama Quartzite Blank samples.

15 Adjacent Properties

There is no relevant information with respect to any properties adjacent to either the Longnose or the Titac properties.

16 Mineral Processing and Metallurgical Testing

No detailed beneficiation work has been completed by Cardero. Future work is planned to select representative samples from the drill core and/or assay rejects from the drilling program to conduct metallurgical beneficiation studies following NI 43-101 protocol.

Significant amounts of historical beneficiation work has been conducted by the Coleraine Minerals Research Lab (CMRL) which is part of the University of Minnesota Duluth’s (UMD’s) Natural Resources Research Institute (NRRI), located in Coleraine, Minnesota, USA. The work pre-dates the NI 43-101 standards and therefore is not compliant. However, the work was completed to high standards and will be useful in designing the future beneficiation work.

17 Mineral Resource and Reserve Estimates

No Mineral resource calculation has been completed. However, SRK Consulting, Vancouver, Canada, have been retained to complete independent resource estimation later in 2011, when all exploration drilling has been completed.

18 Other Relevant Data and Information

There is no additional data or information not contained in this report which is relevant.

19 Interpretation and Conclusions

Both the Longnose and Titac OUIs are geologically interpreted to be late-stage, intrusive intrusions that cut early Duluth Complex intrusives, and are associated with magmatism generated by the 1.1 billion year old Midcontinent Rift system.

The drilling program conducted in 2010 by CIOUS confirmed strong titanium-iron-oxide mineralization at both the Longnose and Titac properties, and determined that the Titac property contains at least two intrusions with large zones of titanium-iron-oxide mineralization (Titac North and Titac South). Re-interpretation of a 1967 ground magnetic survey also shows that the Titac intrusion may be a cluster of OUIs. The Longnose OUI is hosted by troctolitic rocks of the Partridge River intrusion), and the Titac OUI or OUI’s are hosted by a combination of troctolitic rocks of the Western Margin intrusion and anorthositic rocks of the Anorthositic series (Titac).

The Longnose intrusion is stratigraphically simple, consisting of a core of olivine-rich dunitic and peridotitic rocks containing disseminated titanium-iron oxide mineralization with horizons of massive and semi-massive oxide throughout, that is enveloped by pyroxenitic rocks, which contain much less mineralization. Disseminated titanium-iron oxide mineralization is continuous, and the horizons of massive and semi-massive oxide may link up to form layers that dip moderately coincident with dip of the overall intrusion.

The Titac intrusions are stratigraphically complex with funnel- or pipe-like geometries, and seemingly interlayered peridotite, pyroxenite, massive oxide, and semi-massive oxide. Peridotitic and pyroxenitic rocks at Titac contain disseminated titanium-iron oxide mineralization and copper sulfide mineralization. Zones of melatroctolite, that feature very-fine grained pyrrhotite mineralization and sub-vertical serpentine-veining, locally buffer the contact between the OUI and hosting rocks. Disseminated titanium-iron oxide mineralization is fairly continuous with localized unmineralized zones that maybe inclusions of country rock. Zones of massive oxide and semi-massive oxide seem to be sub-vertically continuous.

20 Recommendations

The drilling program conducted in 2010 by CIOUS confirmed strong titanium-iron-oxide mineralization at both the Longnose and Titac properties, and determined that the Titac property contains at least two OUIs with large zones of titanium-iron-oxide mineralization (Titac North and Titac South).

Both the Longnose and Titac properties are at an advanced exploration stage and both properties merit additional work. The Longnose intrusion is fairly well defined by historic drilling, and has been further defined by the drilling conducted by CIOUS in 2010. Better definition is needed in select areas of the Longnose intrusion to confirm grade continuity, and drilling in the southern, southeastern, and eastern areas of the intrusion could help to expand the known mineralization of the intrusion. A drilling program is recommended consisting of at least four drills to help confirm grade continuity, and to check the southern, southeastern, and eastern boundaries of the intrusion. The Titac South intrusion was extensively drilled by CIOUS in 2010. Limited drilling is recommended at Titac South to investigate a possible near-surface, high-grade zone of mineralization in the northeastern area of the intrusion. Exploration of the Titac North intrusion has thus far been unable to adequately define the intrusion, and an extensive drilling campaign is recommended. None of the outlying intrusions on the northeastern area of the property have been drilled. Exploration drilling of these intrusions is also recommended.

Detailed recommendations regarding drilling programs and other aspects of both properties are as follows:

  Drilling by CIOUS in 2010 at the Titac South intrusion has defined a large zone of titanium-iron mineralization, and identified an area to the northeast of the intrusion that merits additional drilling. A drilling program consisting of two drill holes is recommended to better define this northeastern area.
  A drilling program consisting of four drill holes at the Longnose property in order to both confirm historical drilling results, and to test continuity of mineralization within the intrusion.
  Upon completion of drilling these six holes, and obtaining assay data for these six holes, it is recommended that a resource calculation should be completed for Longnose and TiTac South. SRK Consulting has been retained to complete this work as independent consultants. Drilling by CIOUS in 2010 at the Titac North intrusion helped to confirm the presence of strong titanium-iron oxide mineralization, however definition drilling is not planned for the 2011 drill program. A future drill program consisting of approximately 50 drill holes will be sufficient to delineate additional resources at TiTac North.
  A re-interpretation of a historical (1967) ground magnetic data by Quantec Geoscience identified numerous outlying intrusions at Titac. An introductory exploration drilling program consisting of four drill holes is recommended to explore these areas.
  A petrographic study of the oxide and sulfide mineralization found at both properties should be conducted to identify the specific oxide and sulfide minerals present at both properties.

  Initial metallurgical and recovery testing should be conducted. Initial bulk samples should consist of 100 kilogram composites, collected from drill core sample coarse rejects, and represent average mineralization grades.
  Selective sample pulps should be assayed for platinum group elements contents.
A 2011 budget is presented to complete the recommended work program:
Recommended Item	US$
Longnose in-fill and step-out drilling (4 holes/1100 m @ $163/m*)	$180,000
Titac South in-fill drilling (2 holes/500 m @ $163/m*)	$82,000
Resource calculation & 43-101 Reporting	$60,000
Titac outlying intrusions exploration drilling (4 holes/1200 m @ $163/m*)	$200,000
Acquisition of additional mineral leases/property boundary survey	$40,000
Mineralization study	$15,000
Metallurgical testing	$100,000
Platinum group element assays	$12,000
TOTAL	$689,000
*Drilling cost per meter includes: Site and Trail preparation, drilling, sampling, facility/vehicle lease, and staffing

21 References

Bonnichsen, B., 1972, Southern part of the Duluth Complex in Sims, P.K., and Morey, G.B., eds., Geology of Minnesota: A centennial volume, St. Paul, Minnesota Geological Survey, p. 361-387.

Broderick, T.M., 1917, The relation of the titaniferous magnetites of northeastern Minnesota to the Duluth Gabbro, Economic Geology, v. 12, p. 663-696.

Hauck, S.A., Severson, M.J., Zanko, L., Barnes, S.J., Morton, P., Alminas, H., Foord, E.E., and Dahlberg, E.H., 1997, An overview of the geology and oxide, sulfide, and platinum-group element mineralization along the western and northern contacts of the Duluth Complex, in Ojakangas, R.W., Dickas, A.B., and Green, J.C., eds., Middle Proterozoic to Cambrian Rifting, Central North America: Boulder, Colorado, Geological Society of America Special Paper 312.

Linscheid, E.K., 1991, The petrography of the Longnose peridotite and its relationship to the Duluth Complex, Duluth, University of Minnesota, Master’s thesis, 121 p.

Mainwaring, P.R., and Naldrett, A.J., 1977, Country rock assimilation and genesis of Cu-Ni sulfides in the Water Hen Intrusion, Duluth Complex, Minnesota, Economic Geology, v. 72, 1269-1284.

Muhich, T.G., 1993, Movement of titanium across the Duluth Complex-Biwabik Iron Formation contact at Dunka Pit, Mesabi Iron Range, northeastern Minnesota [M.S. thesis], Duluth, University of Minnesota, 154 p.

Patelke, R.L., and Severson, M.J., 2005, A history of Copper-Nickel and Titanium Oxide test pits, bulk samples, and related metallurgical testing in the the Keweenawan Duluth Complex, northeastern Minnesota, Duluth, University of Minnesota, Natural Resources Research Institute, Technical Report NRRI/TR-2005/01, 121 p.

Plainsdaily.com, January 5, 2011 Ross, B.A., 1985, A petrologic study of the Bardon Peak peridotite, Duluth Complex [M.S. thesis], Duluth, University of Minnesota, 140 p.

Schiffries, C.M, 1982, The petrogenesis of a platiniferous dunite pipe in the Bushveld Complex: Infiltration metasomatism by a chloride solution, Economic Geology, v. 77, p. 1439-1453.

Severson, M.J., 1988, Geology and structure of a portion of the Partridge River Intrusion: A progress report, Duluth, University of Minnesota, Natural Resources Research Institute, Technical Report, NRRI/GMIN-TR-88-08, 78 p.

Severson, M.J., 1991, Geology, mineralization, and geostatistics of the Minnamax/Babbitt Cu-Ni deposit (Local Boy area), Minnesota, Part I: Geology, Duluth, University of Minnesota, Natural Resources Research Institute, Technical Report, NRRI/TR-91/13a, 96 p.

Severson, M.J., 1994, Igneous stratigraphy of the South Kawishiwi Intrusion, Duluth Complex, northeastern Minnesota, Duluth, University of Minnesota, Natural Resources Research Institute, Technical Report, NRRI/TR-93/34, 210 p.

Severson, M.J., 1995, Geology of the southern portion of the Duluth Complex, Duluth, University of Minnesota, Natural Resources Research Institute, Technical Report, NRRI/TR-95/26, 185 p.

Severson, M.J., and Hauck, S.A., 2008, Finish logging of Duluth Complex drill core (And a Reinterpretation of the Geology at the Mesaba (Babbitt) deposit), Duluth, University of Minnesota, Natural Resources Research Institute, Technical Report, NRRI/TR-2008/17, 62 p.

Severson, M.J., and Miller, J.D., 1999, Bedrock Geological Map of Allen Quadrangle, Minnesota Geological Survey, Miscellaneous Map Series, Map M-91.

Severson, M.J., and Hauck, S.A., 1990, Geology, geochemistry, and stratigraphy of a portion of the Partridge River Intrusion, Duluth, University of Minnesota, Natural Resources Research Institute, Technical Report, NRRI/GMIN-TR-89-11, 230 p.

Ulland, W., 2000, The Longnose and associated titanium deposits of Minnesota: a compilation of reports (June 19, 2000): On file at the MDNR, Lands and Minerals Division, Hibbing, Minnesota, 76 p.

Viljoen, M.J., and Scoon, R.N., 1985, Distribution and main geologic features of discordant intrusions of iron-rich ultramafic pegmatite in the Bushveld Complex, Economic Geology, v. 80, p. 1109-1128.

Weather.com, December 20, 2010, http://www.weather.com/outlook/health/fitness/wxclimatology/monthly/USMN0370 Winchell, H.V., 1897, Reputed nickel mines in Minnesota, Engineering Mining Journal, v. 64, p. 578.

22 Date and Signature Page

The effective date of this technical report, entitled “Longnose and Titac Iron Titanium Exploration Project, Minnesota, USA – Exploration Results 2010” is January 27, 2011.

Dated: January 27, 2011

Signed:

(signed) Keith J. Henderson

EurGeol Keith J. Henderson, P.Geo

(signed) Stephen J. Ripke

Stephen (Jayson) Ripke, QP, MMSA

23 Additional Requirements for Technical reports on Development Properties and Production properties

Not applicable.

24 Certificates of Authors

CERTIFICATE OF KEITH J. HENDERSON

I, EurGeol Keith J. Henderson, P.Geo, do hereby certify that:

1.	I am the Vice-President, Exploration of:
Cardero Resource Corp. Suite 1920 – 1188 West Georgia Street Vancouver, British Columbia CANADA V6E 4A2

2.	I have graduated from the following Universities with degrees as follows:
	a.	Queens University Belfast, B.Sc. (Hons) Geology
	b.	University College Dublin, M.Sc. Petroleum Geology

3.	I am a member in good standing of the European Federation of Geologists and the Institute of Geologists of Ireland.

4.	I have worked in mineral exploration and mining geology for over 18 years since my graduation from the University of Belfast.

5.

I have read the definition of “Qualified Person” set out in National Instrument 43-101 (“NI 43-101”) and certify that by reason of my education, affiliation with professional associations and past relevant work experience, including but not limited to previous experience in the Duluth Complex (Nickel, PGE exploration); regional exploration in the mid-continental rift including southern Ontario, Minnesota and Michigan (data compilation and targeting); and exploration and mapping in northern Quebec (magmatic sulphides in ultramafic intrusions), I fulfill the requirements to be a “Qualified Person” for the purposes of NI 43-101.

6.

I am jointly responsible for the preparation of all sections of the technical report titled “Longnose and Titac Iron Titanium Exploration Project, Minnesota, USA – Exploration Results 2010” and dated January 27, 2011 (the “Technical Report”) relating to the Titac and Longnose properties in Minnesota. I have not visited either the Longnose or the Titac properties.

7.

I have had extensive involvement with the property that is the subject of the Technical Report, having been involved in the review of historical data and initial assessment of the property, and having directed the formulation and implementation of the work programs by the issuer on the property.

8.

I am not aware of any material fact or material change with respect to the subject matter of the sections of the Technical Report for which I am responsible that is not reflected in the Technical Report, the omission to disclose which makes the Technical Report misleading.

9.	I am not independent of the issuer, applying all of the tests in section 1.4 of NI 43-101, as I am an employee and senior officer of the issuer and hold incentive stock options.

10.	I have read NI 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument and form.

Dated this 27th day of January, 2011

(signed) Keith J. Henderson

Signature of Qualified Person

EurGeol Keith J. Henderson, P.Geo

Print name of Qualified Person

CERTIFICATE OF STEPHEN (JAYSON) RIPKE

I, Stephen (Jayson) Ripke, QP MMSA, do hereby certify that:

1.	I am the Vice-President, Technical of:
Cardero Iron Ore Management (USA) Inc. 3559 Flat Creek Road Lancaster, South Carolina USA 29720

2.	I have graduated from the following Universities with degrees as follows:
	a.	Michigan Technological University (MTU); B.S. in Metallurgical & Materials Engineering (1997)
	b.	MTU; M.S. in Metallurgical & Materials Engineering (2000)
	c.	MTU; Ph.D. in Chemical Engineering (2002)

3.	I am a member in good standing of the Mining and Metallurgical Society of America an am recognized as a Qualified Professional Member with special expertise in Metallurgy/Processing.

4.	I have worked in mining geology and metallurgy for over 8 years since my graduation from Michigan Technological University.

5.

I have read the definition of “Qualified Person” set out in National Instrument 43-101 (“NI 43-101”) and certify that by reason of my education, affiliation with professional associations and past relevant work experience, including being Process Control Engineer at Cliffs Natural Resources’ (CNR, formerly Cleveland Cliff’s Inc.) Northshore Mine, Chief Metallurgist at CNR’s Wabush Mines, and New Technology Manager and Plant Sales Manager for Midrex Technologies, Inc., I fulfill the requirements to be a “Qualified Person” for the purposes of NI 43-101.

6.

I am jointly responsible for the preparation of all sections of the technical report titled “Longnose and Titac Iron Titanium Exploration Project, Minnesota, USA – Exploration Results 2010” and dated January 27, 2011 (the “Technical Report”), relating to the Titac and Longnose properties in Minnesota. I have visited the Longnose and Titac properties 7 times for a total of 15 days, the most recent visit being for a period of 3 days between December 7 and 10, 2010.

7.

I have had extensive involvement with the property that is the subject of the Technical Report, having been involved in the review of historical data and initial assessment of the property, and have been involved with the formulation and implementation of the work programs by the issuer on the property.

8.

I am not aware of any material fact or material change with respect to the subject matter of the sections of the Technical Report for which I am responsible that is not reflected in the Technical Report, the omission to disclose which makes the Technical Report misleading.

9.	I am not independent of the issuer, applying all of the tests in section 1.4 of NI 43-101, as I am an employee and senior officer of a subsidiary of the issuer and hold incentive stock options.

10.	I have read NI 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument and form.

Dated this 27th day of January, 2011

(signed) Stephen J. Ripke

Signature of Qualified Person

Stephen (Jayson) Ripke, QP MMSA

Print name of Qualified Person